Exhibit 99.2

TSX CPG | NYSE CPG

CRESCENT POINT ENERGY CORP.

Bringing energy to our world – the right way

INFORMATION CIRCULAR - PROXY STATEMENT

APR 8 2021 | MAY 20 2021 ANNUAL MEETING OF SHAREHOLDERS

YOUR VOTE IS IMPORTANT - PLEASE READ THE ENCLOSED INFORMATION ABOUT THE BUSINESS OF THE MEETING AND LEARN MORE ABOUT OUR COMPANY.

ABOUT US

Crescent Point Energy is a leading North American oil producer focused on the development of high-return resource plays. Based in Calgary, Alberta, we aim to create value for our shareholders by advancing our asset base through exceptional operational performance centred on safety, costs and the environment.

ITEMS TO BE VOTED ON AT THE ANNUAL MEETING

Our information circular provides important context on the items you will be voting on at the annual meeting. Please read the entire document before voting.

- **Fixing the number of directors to 10**
- **Electing directors**
- **Appointing auditors**
- **Advisory vote on executive compensation**

Your vote is important!

Please read the enclosed information circular about the business of the meeting and to learn more about our company.

DUE TO THE ONGOING COVID-19 PANDEMIC THE ANNUAL MEETING WILL BE HELD ENTIRELY ONLINE.

Annual Meeting of Shareholders

May 20, 2021

Online at: https://web.lumiagm.com/478426363

10:00 a.m. MT

OUR PURPOSE

We believe passionately in the power of our purpose statement, “**Bringing energy to our world – the right way.**” Our role is to satisfy global demand for responsibly developed energy while keeping environmental, social and governance (ESG) standards top of mind. We execute our purpose by delivering consistent operational excellence and through active stakeholder engagement. Our energy is also represented by our people, what we bring to the communities we operate in and what we bring to each of our relationships.

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PRINCIPLES FOR SUCCESS

Our business decisions are guided by our key pillars. Every decision we make is made to enhance our long-term sustainability, balance sheet, or both.

Balance Sheet Strength

PRINCIPLES FOR SUCCESS

2020 HIGHLIGHTS

Sustainability

Balance Sheet Strength

$615 MILLION
net debt reduction in 2020

$2.6 BILLION
unutilized credit capacity

DISCIPLINED A&D PROGRAM
further enhancing balance sheet strength

40% REDUCTION
in 2020 capital expenditures from original budget to preserve asset value

CAPITAL ALLOCATION FRAMEWORK
directs free cash flow generation primarily to net debt repayment

Sustainability

10% REMOVAL
of operating expenses

10% IMPROVEMENT
in per well capital costs

5% MODERATION
of base decline rate in 2020

13% IMPROVEMENT
to year-end 2P NAV, excluding changes to commodity prices

30% REDUCTION
target for GHG emissions intensity

All figures are approximate.
A&D: Acquisition and Disposition

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2021 DIRECTOR NOMINEES

BARBARA MUNROE
Chair of the Board
28 years of legal experience and industry diversification. Former EVP with WestJet Airlines

CRAIG BRYKSA (3)
President & Chief Executive Officer
Previously VP, Engineering West. Held many senior management roles since joining company in 2006

LAURA A. CILLIS (1, 4)
Broad range of leadership, corporate governance and financial experience for publicly traded companies

JAMES E. CRADDOCK (1, 2, 5)
Seasoned upstream executive with over 30 years of experience. Former Chairman and CEO of Rosetta Resources

JOHN P. DIELWART (3, 5)
Varied 40-year career in the oil and gas sector. Founding member of ARC Resources

TED GOLDTHORPE (1, 2)
Financial professional and Managing Partner in charge of the Global Credit Business for BC Partners

MIKE JACKSON (1, 2, 4)
More than 30 years in corporate and investment banking holding several senior management roles with Scotiabank

JENNIFER F. KOURY (3, 4)
Extensive business leadership and governance background. Former executive with BHP Billiton and Enerplus

FRANCOIS LANGLOIS (2, 3, 5)
More than 35 years of domestic and international oil and gas experience. Former SVP, Exploration and Production with Suncor

MYRON M. STADNYK (3, 4, 5)
Over 35 years of business, industry, leadership and governance experience. Former President and CEO of ARC Resources

1	2	3	4	5
AUDIT COMMITTEE	**CG & NOMINATING COMMITTEE**	**ES&S COMMITTEE**	**HR & COMPENSATION COMMITTEE**	**RESERVES COMMITTEE**
Financial risk management Cybersecurity Financial information	Board renewal Diversity	Stakeholder engagement Environment Safe operations	Corporate culture Compensation alignment Employee engagement	Operational excellence

INDEPENDENT BOARD MEMBER DIVERSITY

33%
female

56%
former CEO/
COO/CFO

33%
non-energy
background

DIVERSITY OF SKILLS

56%
Environment, Health & Safety

67%
Financial / Accounting

ALL BOARD MEMBERS

General Industry Knowledge,
Senior Leadership &
Strategic Management
Governance and Risk Management
Human Resources / Compensation

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STRONG GOVERNANCE

Released second annual Sustainability Report in 2020 applying Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards

Released inaugural disclosure in support of the **Task Force on Climate-related Financial Disclosures** (TCFD)

Tied 30% of executive and employee short-term incentive compensation to ESG metrics to align performance

ENVIRONMENTAL STEWARDSHIP

Targeting a 30% reduction in carbon dioxide equivalent emissions, including a 50% reduction in methane emissions by 2025

Safely retired approximately 300 wells while also making use of federal funding to accelerate well and facility closures

Continued improvement in spill prevention and proactive asset integrity assurance

SOCIAL IMPACT

Achieved a new 5-year low in Lost Time Injury Frequency (LTIF) rates further demonstrating the company's **strong safety culture**

Invested $1.7 million in 315 different local community support organizations and contributed over 1,000 employee hours to community causes

RISK MANAGEMENT IN ACTION

Our Proactive Response to COVID-19

ADAPTED TO THE LOWER COMMODITY PRICE ENVIRONMENT

Operations shut-in and reactivation program demonstrated capital discipline

Reduced executive team annual base salaries and cash component of Board of Directors retainers

ADOPTED BUSINESS CONTINUITY AND SAFER OPERATING PROTOCOLS

Implemented heightened safety protocols, including work from home and physical distancing

Utilized digital technology, supported by frequent systems testing

To continue to protect the health and safety of our stakeholders, we will be hosting our AGM virtually this year

ADVANCED OUR CORPORATE FLEXIBILITY AND EMPLOYEE SUPPORT NETWORK

Increased employee communication, including roll out of mental health resources and wellness initiatives

Adopted Flexible Work Pilot Program for office employees

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A MESSAGE TO SHAREHOLDERS

COMMUNITY SUPPORT

> 1,000 volunteer hours

$1.7 MM in funding

CAPITAL ALLOCATION

Reduced net debt by **>$615 MM**

Reduced operating expenses and average per well costs by **10%**

FOCUS ON ESG

Risk management reporting

Safety culture

ESG metrics

Land stewardship

Dear fellow shareholders:

Before I review the results and business activities of 2020, I want to express my best wishes and hope that you and your families are doing well during this tumultuous time. This past year has reminded us what is truly important – our health, safety and community well-being. It has also reinforced how agile we must be to manage our business, especially within a commodity based industry such as oil and gas.

At Crescent Point, by prudently managing risk and by maintaining our flexibility, we have been able to protect against, and adapt to, unanticipated events. This speaks to our strong safety culture, cost conscious mindset, diverse market access strategy, defensive hedging program, disciplined capital allocation process and the prioritization of our balance sheet.

The COVID-19 pandemic was an unforeseen event that tested our resolve and management practices throughout the year. From the outset of the pandemic, we took decisive action to protect the health and safety of our employees, contractors and our operating communities. Our proactive investments in advanced digital technology allowed us to maintain the operational execution for which we are known for. Virtual meetings became the norm and have enabled us to maintain consistent, ongoing and safe communication with all of our stakeholders. We also used technology to increase employee communication, including the rolling out of dedicated mental health resources and wellness initiatives, all of which maintain our corporate culture and to ensure connectivity.

While supporting our employees, we also encouraged them to support their communities during a difficult time for others. They responded by volunteering more than 1,000 hours to local community organizations, observing all health and safety regulations. The company also contributed $1.7 million to 315 different local organizations including food banks and various community causes to further assist those in need.

Our people rallied together to further improve our business in 2020. We achieved a peer leading overall engagement score of 91 through our employee engagement survey. We strengthened our balance sheet and improved our sustainability metrics. We reduced our net debt by over $615 million and enhanced our cost structure by reducing costs throughout the organization by approximately 10%. We also moderated our corporate decline rate by over 5%, further enhancing the company's free cash flow generation. These measures helped us weather the impact of the pandemic while enhancing our financial position. Through these efforts, we also increased our net asset value per share by approximately 13%, excluding changes in year-over-year pricing.

Our corporate accomplishments also included some notable ESG improvements as we increased transparency and accountability throughout the organization. We released our second annual sustainability report in 2020, highlighted by our target to reduce GHG emission intensity by 30% by 2025, including a 50% reduction in methane emission intensity. Additional highlights of our 2020 ESG achievements include:

- Improved our risk management reporting with our first Task Force on Climate-related Financial Disclosures (TCFD)
- Further advanced our strong safety culture by achieving a five-year low in lost time injury frequency
- Incorporated ESG metrics into the company's capital allocation framework, vendor selection process and compensation program
- Abandoned and reclaimed roughly 300 wells, enhancing our commitment to land stewardship

In a year of unprecedented unpredictability, Crescent Point showed itself to be an accountable and reliable organization. We successfully proved our resilience, business strategy commitment and corporate culture through our actions and achievements. Our team has successfully executed the deliverables we previously laid out to the market, thereby delivering an improved business model with stronger fundamentals.

We have started 2021 on a positive note, continuing to build on the success we had in 2020, including by recently acquiring high-return, liquids-rich assets in the Kaybob Duvernay area. We remain focused on delivering another strong year by identifying and taking advantage of additional opportunities to further improve the company.

I thank all our employees for their hard work and dedication, and I thank our shareholders for their continued support.

Craig Bryksa
President and Chief Executive Officer

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As Chair of the Board, I am pleased to report on our progress in advancing best-in-class governance practices to provide effective oversight of the company's operations. Building upon our prior achievements, the Board evolved its composition and structure throughout 2020 to bolster its governance and risk management practices, in particular its oversight of ESG performance and disclosure. This work has reaffirmed the Board's accountability to our various stakeholders and has set in place a framework at the Board level to proactively manage risk.

This past year, we broadened our skill set with the addition of our 10th member, Myron Stadnyk, amidst no departures. Myron brings over 35 years of business, leadership and governance experience as a former President & CEO within the oil and gas industry. Having added several new Board members in recent years, the depth of our Board now includes individuals with diverse experiences, backgrounds and skill sets, further complementing the strength of our management team.

We believe passionately in the power of our purpose statement, "Bringing energy to our world – the right way." This means responsibly developed energy with ESG standards being top of mind. As such, we engaged with many of our internal and external stakeholders during the year and integrated a materiality assessment into our strategy to be inclusive of their perspectives. We also enhanced our disclosure with the release of our inaugural Task Force on Climate-related Financial Disclosures (TCFD) report as Craig touched on and voluntarily submitted to CDP's Climate and Water programs.

We believe in full transparency and accountability and plan to continue releasing sustainability reports with specific ESG goals, allowing stakeholders to better measure our performance. Our ESG results are also aligned with our compensation framework, providing added accountability throughout the organization.

This past year demonstrated the resiliency of our risk management practices, as shown by our success in ensuring safe and responsible operations, financial risk mitigation and ongoing stakeholder engagement. Examples of our actions in 2020 included quickly adapting to the lower commodity environment, implementing heightened business continuity and safe operating protocols to combat COVID-19 and ensuring corporate flexibility in response to ongoing pandemic developments.

On behalf of the Board and management team, I would like to thank our stakeholders for their engagement, feedback and continued confidence. I commend the management team and employees on their performance this past year as they displayed agility, discipline and a long-term focus while at the same time continuing to support our stakeholders.

Barbara Munroe
Chair of the Board

Craig Bryksa

President and Chief Executive Officer

Barbara Munroe

Chair of the Board

BRINGING ENERGY TO OUR WORLD - THE RIGHT WAY

Materiality assessment with internal and external stakeholders

Enhanced disclosure

with the release of our inaugural TFCD report

Full transparency & accountability

with plans to release ESG reports annually

ESG results aligned with our compensation framework

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Table of Contents

Executive Summary
Executive Summary	i

Letter to Shareholders
Letter to Shareholders	v

Shareholder and Voting Information
Notice of Meeting	2
Meeting and Voting Information	4

Business of the Meeting
Fixing Number of Directors	9
Election of Directors	9
Appointment of Auditors	9
Advisory Vote on Executive Compensation	10

Board and Governance Highlights
Board and Governance Highlights	12

Director Nominees and Compensation
Director Nominee Biographies	15
Director Experience and Education	25
Director Orientation and Training	29
Director Tenure and Board Renewal	29
Director Compensation Plan Description	30
Director Compensation Tables	35

Board and Committee Structure
Board Mandate	38
Board Committees	39

Corporate Governance
Commitment to Diversity	48
Key Policies	49
Environmental, Social and Governance	51
COVID-19 Pandemic Response	57

Executive Compensation
Executive Summary	58
Executive Compensation Highlights	61
Approach to Executive Compensation	62
2020 Corporate Performance	69
2020 Compensation	71
2020 NEO Compensation	79
Executive Compensation Tables	88
Termination and Change of Control Benefits	93

Other Information
Other Information	96
Appendix A: Board of Directors Mandate	101
Appendix B: Deferred Share Unit Plan	103
Appendix C: Restricted Share Bonus Plan	104
Appendix D: Stock Option Plan	107
Appendix E: Performance Share Unit Plan	110
Appendix F: PSU Peer Group	112

ESG Highlights
We demonstrate our purpose “Bringing energy to our world - the right way” through our ESG practices. Our ESG efforts are reflected throughout this information circular.

Key highlights include:
Our Purpose and Principles for Success	i-ii
Risk Management in Action	iv
Message to Shareholders	v-vi
Board Skills and Continuing Education	25
ES&S Committee	44
Commitment to Diversity	48
ESG Policy and Matters	51
2020 Corporate Performance	69
STIP Scorecard	73

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NOTICE OF OUR ANNUAL GENERAL MEETING

TO BE HELD ON THURSDAY, MAY 20, 2021

DUE TO THE ONGOING COVID-19 PANDEMIC THE MEETING WILL BE HELD ENTIRELY IN A VIRTUAL FORMAT.

You are entitled to vote by proxy. See the ‘Solicitation of Proxies’ section on page 4 of this information circular for information.

You are invited to our 2021 annual general meeting:

When	Thursday, May 20, 2021
10:00 am MT
Where	Live audio webcast: https://web.lumiagm.com/478426363
Meeting Password	“crescent2021” (case sensitive)
Your vote matters	If you held Crescent Point common shares on April 8, 2021, you are entitled to receive notice of, attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2020, together with the auditor’s report;
2.	Fix the number of directors to be elected at the meeting at ten;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board of Directors (“Board”) to fix their remuneration for 2021;
5.	Adopt an advisory resolution accepting our approach to executive compensation; and
6.	Transact other business as may properly be brought forward.

To proactively address the health impact of COVID-19 and in alignment with the current restrictions on public gatherings, the meeting will be conducted in a virtual-only format. Registered shareholders, and duly appointed proxyholders, will have the opportunity to participate in the meeting by way of a live webcast. This webcast, which is intended to permit social distancing in accordance with public health restrictions, will allow registered shareholders to participate, ask questions, and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at https://web.lumiagm.com/478426363. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through https://web.lumiagm.com/478426363, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

You can access our 2020 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

/s/ Craig Bryksa

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

April 8, 2021

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ABOUT THE TERMS IN THIS DOCUMENT

●	annual meeting, meeting, and AGM refer to the 2021 annual meeting of our shareholders
●	Board, directors, executives, and management mean those positions of Crescent Point
●	common shares mean Crescent Point’s common shares
●	performance share units, or PSUs, mean performance shares granted pursuant to the company’s Performance Share Unit Plan (“PSU Plan”)
●	restricted shares, or RSUs, mean restricted shares granted pursuant to the company’s Restricted Share Bonus Plan (“RSBP”)
●	information circular refers to this Information Circular – Proxy Statement
●	shareholders means holders of Crescent Point common shares
●	we, us, our, company, and Crescent Point mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point
●	you and your refer to the shareholder
●	All dollar amounts are in Canadian dollars, unless indicated otherwise
●	Information is as of March 16, 2021, unless indicated otherwise
●	The fair value or market value of common shares is calculated using the one-day volume-weighted average common share price on the Toronto Stock Exchange (“TSX”), unless indicated otherwise
●	For additional information see ‘Non-GAAP Financial Measures’ and ‘Forward-Looking Statements and Reserves Data’ on pages 98 and 99 of this information circular.

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MEETING AND VOTING INFORMATION

Solicitation of Proxies

This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point’s management for use at our AGM to be held online at https://web.lumiagm.com/478426363 for the purposes as described in the ‘Notice of Annual Meeting of our Shareholders’ section on page 2 of this information circular.

Instruments of proxy or voting instructions must be received by Crescent Point, or its agents, not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting. Registered shareholders may submit their vote by:

Mail: Computershare Trust Company of Canada Attention: Proxy Department 8th floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone:

Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

In person via Internet Webcast:

Registered shareholders and non-registered shareholders who have appointed themselves proxyholder (see Notice to Beneficial Shareholders below) have the ability to participate, ask questions, and vote at the meeting using the LUMI meeting platform. Eligible shareholders may log in at https://web.lumiagm.com/478426363, click on “I have a Control Number”, enter the 15-digit control number found on the proxy accompanying the information circular, and the password “crescent2021” (case sensitive), then click on the “Login” button. During the meeting, you must ensure you are connected to the internet at all times in order to vote when polling is commenced on the resolutions put before the meeting. It is your responsibility to ensure internet connectivity. Non-registered shareholders who are not attending the meeting in person may listen to a live webcast of the meeting by going to the same URL as above and clicking on “I am a guest”.

Following the conclusion of the formal business to be conducted at the meeting, we will invite questions and comments from shareholders attending in person or registered shareholders participating through the LUMI meeting platform. Shareholders participating through the LUMI platform may submit questions at any time during the meeting.

To ensure the meeting is conducted in a manner that is fair to all shareholders, the Chair of the meeting may exercise discretion in responding to the questions, including the order in which the questions are answered, the grouping of the questions and the amount of time devoted to any question.

Shareholders participating through the LUMI platform will be afforded the same opportunities to participate, as if they were attending in person. The questions and answers from the Question and Answer (“Q&A”) session will be included in the replay posted on Crescent Point’s website following the meeting.

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Shareholders will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum applicable system requirements.

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that, if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason.

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

The deadline for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone, or other means of communication and by directors, officers, and employees of Crescent Point, who will not be specifically compensated for such solicitations.

We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $43,923 to Kingsdale for its services and additional out-of-pocket expenses. We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for the costs incurred when sending proxy material to their principals in order to obtain their proxies. You can contact Kingsdale by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6559 (toll-free in North America) or at 1-416-867-2272 (collect call for shareholders outside North America).

Record Date

Our Board has fixed the record date for the meeting as the close of business on April 8, 2021. If you held one or more shares on that date, you are entitled to receive notice of, attend, and vote at the meeting. Each outstanding common share on that date is entitled to one vote.

Voting by Proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e. your proxyholder) the authority to attend the meeting and vote for you according to your instructions. It is your right to appoint a person or company of your choosing to represent you at the meeting and vote accordingly. Craig Bryksa, President and Chief Executive Officer (“CEO”), or failing him, Ken Lamont, Chief Financial Officer (“CFO”), each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the meeting according to your instructions.

Voting recommendations:

●	FOR fixing the number of directors to be elected at the annual meeting at ten;

●	FOR the election of the persons nominated to serve as directors;

●	FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

●	FOR the advisory resolution to accept Crescent Point’s approach to executive compensation.

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Notice to Beneficial Holders of Common Shares

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee, or other institution. Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote. Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the common shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Beneficial shareholders cannot be recognized at the meeting for the purposes of voting the common shares in person, via internet webcast, or by way of proxy except as outlined below.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same Crescent Point representatives listed above in the section ‘Voting by Proxy’ to act as Crescent Point proxyholders.

Additionally, we may use Broadridge’s QuickVoteTM service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.

If you are a beneficial shareholder and wish to participate online or vote at the meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or voting instruction form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary AND, to be able to participate in the meeting online, you must also register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote online during the Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered shareholders and we have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

Online Proxyholder Voting

After voting by proxy (mail or online), if you appointed yourself or someone else to vote at the meeting, then you MUST also visit www.computershare.com/KPYQ by 10:00 a.m. (MDT) on May 18, 2021 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the Meeting.

Notice to Holders of Common Shares in the United States (“US”)

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. MDT on May 18, 2021.

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Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States of America should be aware that requirements are different than those of the US-applicable proxy statements under the US Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US and some or all of our officers and directors are residents of a country other than the US. You may not be able to sue or effect service of process upon a non-US entity or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US entity and its affiliates to subject themselves to a US court’s judgment or to enforce a judgment obtained from a US court against the issuer.

This document does not address any income tax consequences of the disposition of Crescent Point shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Crescent Point’s shareholders who are resident in, or citizens of, the US may not be described fully in this Information Circular.

Revocability of Proxy

A submitted proxy may be revoked at any time prior to it being exercised. If you have followed the process for attending the meeting and are a registered shareholder and voting at the meeting online, voting at the meeting online will revoke your previous proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Crescent Point’s head office (Suite 2000, 585 8 Avenue S.W., Calgary, Alberta, Canada) at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used, or with the Chair of the meeting on the day of the meeting, at which point the submitted proxy is revoked.

Notice-and-Access

We have elected to use the Notice-and-Access Provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the annual meeting in respect of mailings to beneficial shareholders of common shares but not in respect of mailings to registered holders of our common shares (i.e. a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, we have elected to use procedures known as ‘stratification’ in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this information circular, and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information.

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We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Common Shares and Principal Holders Thereof

Crescent Point is authorized to issue an unlimited number of common shares. As at March 16, 2021, 530,366,572 common shares were issued and outstanding. To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting. None of Crescent Point’s issued share capital consists of non-voting shares.

As of March 16, 2021, our directors and officers (“D&O”) owned, directly or indirectly, 1,126,336 common shares, or 0.21% of the outstanding common shares, having a market value of approximately $6.1 million, 1,313,581 Deferred Share Units (“DSUs”), having a market value of $7.1 million and 2,012,922 Restricted Share Units (“RSUs”), having a market value of approximately $10.9 million. In addition to their current ownership, officers are also aligned with common shareholders as a significant portion of their compensation is linked to share price performance (71% of President and CEO and 58% of other NEO pay mix, on average). Directors and officers are subject to a share ownership requirement policy. All directors and officers meet or exceed their ownership requirements. For more information see the ‘Director Ownership Requirements’ and ‘Executive Ownership Requirements’ sections on page 34 and 90 of this information circular.

Quorum for the Meeting

We must have a quorum for the meeting to proceed. Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25% of the issued and outstanding Crescent Point common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder. For the purpose of the quorum requirements, a person attending the meeting by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, shall be deemed to be present at the meeting.

Approval Requirements

All of the matters to be considered at the meeting, except for the election of directors, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting. The election of directors is conducted on a “for” and “withhold” basis and pursuant to our Majority Voting Policy.

Report on Voting Results

Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the applicable voting results for the election of the directors of the company at our 2020 AGM are disclosed in the “Director Biographies” section on page 15 of this information circular.

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MATTERS TO BE ACTED UPON AT THE MEETING

1.	Fixing Number of Directors

We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at ten. There are presently ten directors, and each will stand for re-election to office at the meeting.

We recommend that you vote FOR fixing the number of directors to be elected at the meeting at ten.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at ten.

2.	Election of Directors

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors. There are currently ten directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.

The ten nominees proposed for election as directors of Crescent Point are as follows:

Barbara Munroe (Chair)

Craig Bryksa

Laura A. Cillis

James E. Craddock

John P. Dielwart

Ted Goldthorpe

Mike Jackson

Jennifer F. Koury

François Langlois

Myron M. Stadnyk

Voting for the election of directors will be conducted on an individual, not a slate, basis.

We recommend that you vote FOR the election of each of the foregoing nominees as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.

3.	Appointment of Auditors

Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

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4.	Advisory Vote on Executive Compensation

Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the Human Resources and Compensation Committee (“HRCC”) and the Board. Executive compensation is a key component of our corporate governance and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board’s shareholder engagement process around executive compensation.

While we received support through the ‘say on pay’ in the 2020 AGM, with approximately 80% of votes in favour of our 2019 approach to executive compensation, we have continued to implement compensation plan improvements in 2020. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring executive compensation design links pay outcomes to the execution of our business strategy.

In 2020, we made the following improvements to our compensation design:

Compensation Plan Improvements

✓	Reset compensation programs around market median.
✓	Introduced a market typical Short-Term Incentive Plan (“STIP”) design, where corporate performance is evaluated between 0% to 200% of target. The 2020 STIP scorecard evaluates corporate goal achievement above and below target. The Board rigorously ensured each goal and target included stretch targets and that missing/exceeding a target would warrant a below/above target payout.
✓	Increased the focus and weighting applied to the Environmental, Social & Governance (“ESG”) goals in the STIP scorecard.
✓	Enhanced the STIP design to further drive a pay for performance culture throughout the organization and link compensation to cultural tenets, behaviors, and achievement of individual and corporate goals.
✓	Aligned savings plan contribution levels to market and introduced a matching component.

Amendments to the RSBP

✓	Added a double-trigger to the change of control provision for grants of restricted shares, in alignment with the company’s other long-term incentive plans. The officers also agreed to have the double-trigger apply retroactively to all outstanding grants to officers.

In 2020, Crescent Point’s management team continued to focus on returns, capital discipline, and cost saving initiatives, thereby significantly strengthening the balance sheet and enhancing shareholder value and sustainability despite an extremely challenging and volatile year. Although management’s performance in 2020 was strong, when determining management’s achievement the Board exercised downward discretion in order to ensure the impact of the shifting macro environment on our stakeholders was taken into account when determining NEO compensation. The following decisions were made:

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Board and Executive Compensation Decisions:

✓	Board compensation reductions: ● Lowered director compensation by reducing the cash component of the Board retainer by 15% effective April 1, 2020, for the remainder of the year.

✓	Executive salary reductions: ● Lowered executive compensation by reducing the CEO’s salary by 15% and all other Executive salaries by 10% effective May 1, 2020, for the remainder of the year.

✓

Reduced STIP award value:

●     Reduced STIP corporate achievement component: The Board exercised downward discretion to reduce the corporate achievement multiplier under the 2020 STIP from 139% to 100%.

●     Reduced STIP individual achievement component: The Board exercised downward discretion to reduce the individual achievement multiplier under the 2020 STIP for Named Executive Officers (“NEOs”), resulting in a year-over-year reduction to total direct compensation.(1)

Note:

(1)	All NEO total direct compensation was reduced with the exception of Mr. Holt’s due to payments related to his relocation from the US and forgone compensation from his previous employer.

For more information, see the ‘Executive Compensation Discussion and Analysis’ section on page 58 of this information circular.

As this is an advisory vote, the results will not be binding on the Board. Although the Board, and specifically the HRCC, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote, we place a great deal of importance on our shareholders’ views and we commit to take further action as deemed appropriate. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.

Form of Resolution Adopting Advisory Vote on Executive Compensation

At the meeting, shareholders will be asked to adopt the following by ordinary resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company’s Board, the shareholders accept the company’s approach to executive compensation disclosed in the information circular of the company dated April 8, 2021.”

We recommend that you vote FOR the advisory vote on executive compensation.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

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BOARD AND GOVERNANCE HIGHLIGHTS

		Page
Board Composition and Policies
✓	Independent directors (nine or 90% - all except the President and CEO)	13
✓	Board is 100% refreshed since 2014	29
✓	Every meeting has an in-camera session with independent directors	13
✓	Share ownership requirements for directors and officers	33
✓	Director orientation and continuing education	25
✓	Formal Board evaluation process	41
✓	Majority Voting Policy	13

Shareholder Rights
✓	Annual election of directors	9
✓	Directors elected individually (not by slate)	9

Governance
✓	Separate Board Chair and President and CEO	38
✓	Fully independent Audit, Corporate Governance and Nominating, HRCC, and Reserves Committees	39
✓	Board succession planning	41
✓	President and CEO evaluation and management succession planning	43
✓	Commitment to Diversity	48
✓	Code of Business Conduct and Ethics Policy	49
✓	Anti-hedging Policy	49

Compensation
✓	Annual advisory vote on executive compensation	10
✓	Director participation restrictions	31
✓	Solicit feedback from third party consultants and shareholders	64
✓	Executive incentive compensation Clawback Policy	93

Environmental, Social and Governance Matters
✓	Safety Culture - Our commitment to safe operations	52
✓	Stakeholder Engagement - Outreach to stakeholders	53
✓	Community Engagement - Positively impacting our communities	54
✓	Employee Engagement - Annual survey to solicit feedback and effect positive change	54
✓	Environmental Stewardship - Responsibly enhancing environmental performance	56

In addition to complying with the corporate governance guidelines applicable to all public companies in Canada set forth in National Policy 58-201 – Corporate Governance Practices (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the “SEC”) pursuant to that Act, as well as the governance rules of the New York Stock Exchange (“NYSE”), in each case, as applicable to foreign private issuers like Crescent Point, and as modified by the Multijurisdictional Disclosure System for eligible Canadian companies. Crescent Point may choose to opt out of certain NYSE corporate governance practices and follow home practice rules instead, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers. These significant differences are disclosed on our website www.crescentpointenergy.com. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

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DIRECTOR NOMINEES AND COMPENSATION

Nominees

Our director nominees bring vast experience in areas critical to our success. The ‘Director Biographies’ section on page 15 of this information circular outlines the name, residence, and age of each of the ten individuals nominated for election as our directors, the period served as a director of Crescent Point, their principal occupation, Board meeting attendance, committee membership and attendance, the voting results of the 2020 AGM, compensation earned, common shares owned, value at-risk, including common shares, RSUs, and DSUs, ownership requirement achievement and their other public board experience.

Independence and Alignment with Shareholders

All directors, except for Mr. Bryksa, President and CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements. The Board used a detailed annual questionnaire to assist in determining if a director is independent.

In addition, the directors standing for re-election meet their share ownership requirement given that non-employee directors have five years from their initial election or appointment date to comply with our share ownership policy requirements. Where an individual is appointed to Chair of the Board, he or she will be afforded an additional three years from the effective date of the appointment to reach the new Minimum Share Ownership Guideline. Where the Policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline.

The company’s Code of Business Conduct and Ethics contains robust conflict of interest provisions, including the obligation of directors and officers to report conflicts and potential conflicts of interest to the Board and the CFO. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company and its suppliers and its potential suppliers.

Individual Voting and Majority Voting Policy

Director nominees are voted for on an individual, not a slate, basis. In addition, the Board has adopted a “majority voting” policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election to submit his or her resignation for consideration promptly after the AGM. The Board will review the results of the vote and determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the Board will accept the resignation, which resignation will be effective upon acceptance. A press release, provided to the TSX in advance, will be promptly issued disclosing the Board’s decision, including, if applicable, the reason for not accepting the resignation. The policy does not apply in circumstances involving contested director elections. A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered.

Attendance and Sessions without Management

Crescent Point directors attended 100% of Board and committee meetings in 2020. Each Board, Audit Committee, Corporate Governance and Nominating Committee, HRCC, and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present. A majority of the number of directors appointed constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board at a meeting of its members unless a quorum is present.

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Director Compensation Adjustments

In 2020, non-employee directors were paid Board and committee membership retainers. To align with the impact the shifting macro environment had on our stakeholders and to lead by example in support of the company’s cost reduction efforts, the Board reduced the cash component of director compensation, the Board and management reduced executive salaries, and the company implemented other general and administrative (“G&A”) and cost reduction initiatives. Accordingly, the cash component of the Board retainer was reduced by 15%, effective April 1, 2020. Total fees earned in 2020 were $649,657 in aggregate compared to $1,037,771 in 2019 due to the reduction to director compensation in 2020 and changes in Board membership.

Detailed information on our director nominees, compensation and other important information can be found on the following pages:

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DIRECTOR BIOGRAPHIES

BARBARA MUNROE	CHAIR/INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 57 Director since: 2016

Ms. Barbara Munroe has worked as a lawyer since being admitted to the Law Society of Alberta in 1991 and brings 28 years of legal experience and industry diversification to the Board. Prior to retiring in March 2019, Ms. Munroe served as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position she held since November 2016. Ms. Munroe joined WestJet in November 2011 as Vice President & General Counsel and was promoted to Senior Vice President, Corporate Services & General Counsel in June 2015. She was the Assistant General Counsel, Upstream at Imperial Oil Ltd. from 2008 to 2011, and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc. from 2000 to 2008. Prior to that, Ms. Munroe practiced at a national law firm.

Ms. Munroe holds the ICD.D designation and is a member of the Institute of Corporate Directors. She holds a Bachelor of Commerce, Finance degree and a Bachelor of Law degree both from the University of Calgary.

Ms. Munroe serves on each committee in an ex officio capacity, effective January 1, 2020.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Chair	8 of 8	100%

		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards

None

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CRAIG BRYKSA	NON-INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 44 Director since: 2018

Mr. Bryksa is responsible for Crescent Point’s overall leadership, vision, and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and the Company’s business plan. Mr. Bryksa’s responsibilities include overall accountability for operating our business while managing risk and creating long-term sustainable value for our shareholders.

Mr. Bryksa was appointed President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West. Mr. Bryksa has held a number of senior management roles with Crescent Point since joining the company in 2006 as an Exploitation Engineer. Through these roles, Mr. Bryksa had directly overseen the development and operations of each of Crescent Point’s core assets prior to his appointment as President and Chief Executive Officer.

Mr. Bryksa has significant experience as a professional engineer in the oil and gas industry, working for companies such as Enerplus Resources Fund and McDaniel & Associates Consultants. Mr. Bryksa is a member of the Association of Professional Engineers and Geoscientists of Alberta and Association of Professional Engineers and Geoscientists of Saskatchewan. He holds a Bachelor of Applied Science degree in petroleum engineering from the University of Regina.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	ES&S	Member	4 of 4	100%

		Meets ownership requirement:		Yes

Compensation(5)	Value at Risk(3)(4)(6)
Mr. Bryksa receives no compensation for his role as a director

Other Public Boards
None

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LAURA A. CILLIS	INDEPENDENT DIRECTOR
Nelson, BC, Canada Age: 62 Director since: 2014

Ms. Laura A. Cillis has more than 25 years of experience working in publicly traded, primarily international, organizations and has a broad range of leadership, corporate governance and financial experience. Ms. Cillis is currently a Director and member of the Audit and the Nominating & Corporate Governance committees at Western Forest Products Inc. She is also on the Board of Shawcor Ltd. and is a member of its Compensation & Occupational Development Committee as well as Chair of its Audit Committee.

Ms. Cillis was a Director and member of the Governance and Human Resources Committee at Solium Capital Inc., as well as Audit Committee Chair until its sale in May 2019. Ms. Cillis was also a director and member of the Audit Committee of Enbridge Income Fund Holdings Inc. from July 2016 until its privatization in November 2018 and was a director and member of the Audit, Finance and Risk Committee and Chair of the Safety & Reliability Committee for the related Enbridge Income Fund group of companies. She previously served as Senior Vice President, Finance and Chief Financial Officer for Calfrac Well Services Ltd. from November 2008 to June 2013. Prior thereto, she was the Chief Financial Officer of Canadian Energy Services L.P. since January 2006.

Ms. Cillis is a CPA, CA, holds the ICD.D designation granted by the Institute of Corporate Directors, and is a member of Financial Executives International. Ms. Cillis earned her Bachelor of Commerce degree from the University of Alberta.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	Audit	Chair	4 of 4	100%
	HRCC	Member	5 of 5	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards:
Shawcor Ltd.: Audit Committee (Chair), Compensation & Occupational Development Committee Western Forest Products Inc.: Audit Committee, Nominating & Corporate Governance Committee

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JAMES E. CRADDOCK	INDEPENDENT DIRECTOR
Whitney, Texas, US Age: 62 Director since: 2019

Mr. James E. Craddock is a seasoned upstream executive who possesses broad-based technical knowledge with over 30 years of experience. He served on Noble Energy Inc.’s board of directors since its merger with Rosetta Resources Inc. from 2015 until 2020 and served as the Chairman, Chief Executive Officer and President of Rosetta from 2013 to 2015. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc.

In addition to being a member of the Audit and Reserves committees, Mr. Craddock was appointed Chair of the Corporate Governance and Nominating Committee effective January 1, 2020. He holds a Bachelor of Science in Mechanical Engineering from Texas A&M University and previously served on the Boards of Templar Energy and the Texas Railroad Commission’s Eagle Ford Task Force.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	Audit	Member	4 of 4	100%
	CG&N	Chair	4 of 4	100%
	Reserves	Member	2 of 2	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
None

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JOHN P. DIELWART	INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 68 Director since: 2019

Mr. John P. Dielwart brings a wealth of experience and knowledge to Crescent Point’s Board developed through his varied 40-year career in the oil and gas sector. Most notably, Mr. Dielwart is a founding member of ARC Resources Ltd., holding the position of Chief Executive Officer from 2001 to 2013. He is also a partner in ARC Financial Corp., sitting on its Investment and Governance Committees where he provides leadership support on various complex issues, including internal governance and investment decision-making. Mr. Dielwart is also Chairman of the Board of TransAlta Corporation. Prior to joining ARC in 1996, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a professional engineer, holds the ICD.D designation granted by the Institute of Corporate Directors and has served two three-year terms as a Governor of the Canadian Association of Petroleum Producers, including 18 months as Chair.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	ES&S	Chair	4 of 4	100%
	Reserves	Member	2 of 2	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
TransAlta Corporation: Board Chair

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TED GOLDTHORPE	INDEPENDENT DIRECTOR
New York, NY, US Age: 44 Director since: 2017

Mr. Ted Goldthorpe is a financial professional who has been serving as Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe joined the Board of Crescent Point in May 2017 and has been serving as the CEO and Board Chairman of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018.(7)

Mr. Goldthorpe received a B.A. in Commerce from Queen’s University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen’s School of Business, serves on the Canadian Olympic Foundation, and serves on the board of directors for Her Justice and Capitalize for Kids.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	Audit	Member	4 of 4	100%
	CG&N	Member	4 of 4	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards(7)
Mount Logan: Board Chair Portman Ridge: Board Chair

Note:

(7)	Mr. Goldthorpe has been serving as the CEO and Board Chairman of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018. Similar to other private equity funds, these two companies are simply public financing vehicles within his B.C. Partners funds specifically targeting various investor groups in multiple jurisdictions. Crescent Point remains his only external public board.

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MIKE JACKSON	INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 59 Director since: 2016

Mr. Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016. Prior to that, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999.

Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Additionally, Mr. Jackson completed the Executive Management Program at Queen’s University and holds the ICD.D designation granted by the Institute of Corporate Directors.

Mr. Jackson joined the Board in 2016 and chaired the HRCC from May 2017 to May 2020.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	Audit	Member	4 of 4	100%
	CG&N	Member	4 of 4	100%
	HRCC	Member	5 of 5	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
None

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JENNIFER F. KOURY	INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 60 Director since: 2019

Ms. Jennifer F. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil.

Ms. Koury serves as a Director and HRCC Chair for the Calgary Zoo, and Director for Women In Mining Canada in Toronto, Ontario. She holds a Bachelor of Commerce Degree from the University of Alberta and the ICD.D designation granted by the Institute of Corporate Directors.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	ES&S	Member	4 of 4	100%
	HRCC	Chair	5 of 5	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
None

Crescent Point Energy Corp. | 2021 | Information Circular - Proxy Statement | 22

FRANÇOIS LANGLOIS	INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 61 Director since: 2018

Mr. François Langlois is an oil and gas executive who brings more than 35 years of domestic and international experience to the Crescent Point Board, most recently from his role as Senior Vice President, Exploration & Production with Suncor Energy Inc., where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016. Prior thereto, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro-Canada from 1982 to 2009, most recently as Vice President, Western Canada Production & North American Exploration.

Mr. Langlois holds a Bachelor of Geological Engineering from Laval University (Quebec City) and the ICD.D designation granted by the Institute of Corporate Directors.

2020 Voting Results	Board & Committee Membership		2020 Attendance
		Position	Meetings	Attendance
	Board of Directors	Member	8 of 8	100%
	CG&N	Member	4 of 4	100%
	ES&S	Member	4 of 4	100%
	Reserves	Chair	2 of 2	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
None

Crescent Point Energy Corp. | 2021 | Information Circular - Proxy Statement | 23

MYRON M. STADNYK	INDEPENDENT DIRECTOR
Calgary, Alberta, Canada Age: 58 Director since: 2020

Myron M. Stadnyk has over 35 years of oil and gas experience and is the former President and CEO of ARC Resources Ltd., retiring in 2020. Mr. Stadnyk was the first operations employee at ARC after the company’s initial public offering to progress to COO (2005), President (2009) and CEO (2013). Prior to ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations.

Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management Program. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and served as a Governor for the Canadian Association of Petroleum Producers for over 10 years. He also holds board positions for PrairieSky Royalty and the University of Saskatchewan Engineering Alumni Fund.

2020 Voting Results	Board & Committee Membership		2020 Attendance
Appointed to Board after 2020 AGM		Position	Meetings	Attendance
	Board of Directors	Member	2 of 2	100%
	ES&S	Member	1 of 1	100%
	HRCC	Member	2 of 2	100%
	Reserves	Member	1 of 1	100%
		Meets ownership requirement:(1)(2)		Yes

Compensation	Value at Risk(3)(4)

Other Public Boards
PrairieSky: Governance and Compensation Committee (Chair), Reserves Committee

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Notes:
(1)	Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs, and DSUs. Each director meets or exceeds this share ownership requirement as of March 16, 2021. See ‘Director Ownership Requirements’ on page 34 for details.
(2)	The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated as the greater of grant date value or current market value. Common shares are valued at the current market value as of March 16, 2021.
(3)	Value at risk reflects aggregate holdings (common shares, DSUs, and RSUs) and is calculated using the March 16, 2021 market value of $5.43 per share.
(4)	Includes holdings by associates and affiliates of directors.
(5)	Mr. Bryksa receives no compensation for his role as a director. All compensation he earned is related to his role as President and CEO.
(6)	Mr. Bryksa’s value at risk is calculated using the March 16, 2021 market value of $5.43 per share and includes RSUs and common shares.
(7)	Mr. Goldthorpe has been serving as the CEO and Board Chairman of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018. Similar to other private equity funds, these two companies are simply public financing vehicles within his B.C. Partners funds specifically targeting various investor groups in multiple jurisdictions. Crescent Point remains his only external public board.

DIRECTOR EXPERIENCE AND EDUCATION

Board Skills Matrix

The Corporate Governance and Nominating Committee (“CG&N Committee”) ensures that the Board includes members with relevant experience and expertise to ensure the Board is able to effectively fulfill its mandate. As part of our ongoing Board renewal process, we analyze this matrix as a means of identifying those potential candidates having the ideal qualifications to enhance the diversity of thought and the effectiveness of our Board. Collectively, our directors have the requisite skills and experience to oversee our ESG initiatives.

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The skills matrix below shows the experience and expertise that each director nominee brings to our Board.

	Munroe (Chair)	Bryksa	Cillis	Craddock	Dielwart	Goldthorpe	Jackson	Koury	Langlois	Stadnyk
Independence
Independent	Y	N	Y	Y	Y	Y	Y	Y	Y	Y
Demographics
Director since	2016	2018	2014	2019	2019	2017	2016	2019	2018	2020
Age	57	44	62	62	68	44	59	60	61	58
Gender	F	M	F	M	M	M	M	F	M	M
Location	AB	AB	BC	US	AB	US	AB	AB	AB	AB
Board Membership
Committees	Board Chair	ES&S	AU & HR	AU, CG & RE	ES&S & RE	AU & CG	AU, CG & HR	ES&S & HR	CG, ES&S & RE	ES&S, HR & RE
Attendance %	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Ownership met	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Voting results	98.48%	98.53%	98.02%	98.66%	92.44%	78.49%	97.76%	98.13%	98.48%	N/A
Other public boards	—	—	2	—	1	2(1)	—	—	—	1
Skills
Energy Industry Knowledge Deep understanding of the energy industry, including exploration, production and marketing aspects of the business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environmental, Health and Safety Energy industry experience related to workplace health and safety, stakeholder communications, social responsibility, and the environment		✓		✓	✓			✓	✓	✓

Finance / Accounting

Experience in financial reporting, accounting, and corporate finance at the management or executive level; Ability to critically assess, analyze, and interpret financial statements and projections and use them to guide strategic business decisions

			✓	✓	✓	✓	✓			✓
Governance Deep understanding of corporate governance gained through experience as a senior executive officer or board member of a public or private organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources / Compensation Experience related to human resources, compensation, talent management, and succession planning at the management or executive level	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Risk Management

Deep understanding of the various risks faced by organizations, including legal and regulatory, and experience identifying, evaluating, and mitigating those risks at the management or executive level

	✓	✓	✓	✓	✓	✓	✓		✓	✓
Senior Leadership Experience leading an organization, major business segment, or functional area of the business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Management Experience related to planning and executing on strategy at the management or executive level	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Note:
(1)	Mr. Goldthorpe has been serving as the CEO and Board Chairman of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018. Similar to other private equity funds, these two companies are simply public financing vehicles within his B.C. Partners funds specifically targeting various investor groups in multiple jurisdictions. Crescent Point remains his only external public board.

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Continuing Education

Each director is responsible for keeping informed on both the company and developments in the industry. Executives and/or other members of Crescent Point’s leadership team assist the directors in their efforts by providing regular updates on technical advancements, new resource plays, regulatory changes, and economic developments facing our business. Our President and CEO, other executives, and other members of the management team also regularly communicate with members of the Board on developments in the business, progress toward achieving established goals, and other relevant topics. In addition, external parties are utilized to provide market intelligence and other expert advice. These presentations, meetings, and discussions serve to increase the Board’s knowledge of the industry, the company and our business, and assist the Board in the execution of its duties.

When new directors join the Board, they are provided with materials and an introductory orientation that describes the Board’s role, its committees and directors, as well as the business and operations of the company in detail. Crescent Point also promotes continuing education of our directors through our corporate membership in the Institute of Corporate Directors (“ICD”), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Below is a table outlining the continuing education activities our Board members engaged in during 2020.

Category	Topic	Month	Presented by	Directors in Attendance
	Developing Board Effectiveness	February	ICD	Munroe
	Evaluating the CEO/CEO Succession Planning	February	ICD	Munroe
	COVID-19: What Canadian Directors Need to Know	March	ICD	Cillis
	Information Technology and Cybersecurity Risk	June	ICD	Munroe
Board Education	Leading with Agility in Pandemic	October	Harvard Business Review	Stadnyk
	The Changing Role of the CEO and Corporations in Society	October	ICD	Koury
	Politics And Political Agendas:	November	Board Ready Women	Koury, Munroe & Stadnyk
	7 events			9
	Cornerstone Program	February	Willis Towers Watson	Jackson
	Role of the Compensation Committee	February	ICD	Munroe
	Executive Compensation Trends	June	ICD	Cillis & Koury
Compensation	Executive Pay Trends & Issues	June	Hugessen	Cillis & Koury
	Executive Compensation 2020: Topics Arising from Recent Disruptions	October	ICD	Cillis & Koury
	HR & Compensation Committee Effectiveness	November	ICD	Stadnyk
	6 events			9
	Peters & Co. January Conference	January	Peters & Co.	Bryksa
	Scotiabank CAPP Energy Symposium	April	Scotiabank & CAPP	Bryksa & Jackson
	National Conference, Next Level Governance for the New Normal	May	ICD	Cillis
Conferences	RBC Capital Markets Global Energy and Power Conference	June	Royal Bank of Canada	Bryksa
	NBF 2020 Virtual Energy Conference	September	National Bank Financial	Bryksa
	Conference for Audit Committees	December	Chartered Professional Accountants	Cillis
	6 events			7

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	Beyond Compliance - Evolving Board Leadership	February	ICD	Jackson
	The ESG & Culture Imperative	February	TSX	Stadnyk
ESG	Business Ethics in Challenging Times	June	Financial Executives International	Cillis
	Scotiabank ESG Conference and Sustainability Summit	June	Scotiabank	Koury
	The ICD Premiers Series - Alberta 2030	November	ICD	Jackson & Koury
	5 events			6
	Directors and Officers Liability Insurance	February	ICD	Munroe
	Managing Enterprise Risk: Spotlight on Directors’ and Officers’ Liability	February	Blake, Cassels & Graydon LLP	Munroe
Financial	Corporate Insurance Overview	March	Iridium Risk Services Evolved	Audit Committee
	What COVID-19 Means for Audit Committees	April	Ernst & Young	Cillis
	COVID-19: Implications for Audit Committee	June	ICD	Cillis
	Enterprise Risk Management	June	ICD	Munroe
	Current Issues in Internal Controls Over Financial Reporting	December	KPMG	Jackson
	7 events			10
	Market Update	January	Tudor Pickering Holt & Co	Entire Board
	Market Update	January	Bank of Montreal	Entire Board
	Navigating Turbulent Markets	March	Scotiabank Global Banking & Markets	Cillis & Jackson
Global Markets	Market Update	July	RBC Dominion Securities	Entire Board
	Global Business Forum, The Climb Ahead Business Symposium	September	NFP Corporation, Doug & Lois Mitchell	Koury
	Market Update	September	Tudor Pickering Holt & Co	Entire Board
	Market Perspectives	October	Bank of Montreal	Entire Board
	Shifting Ground - The Collision of Business & Government Policy	November	ICD	Cillis
	8 events			51
	Energy Overview	January	CIBC Economist	Stadnyk
	Navigating Geo-security, Liquidity and Propaganda in Oil and Gas	February	Tudor Pickering Holt & Co	Jackson & Langlois
	Energy Turmoil - No Fooling Around	April	Tudor Pickering Holt & Co	Jackson
Industry Knowledge	The Oil Inventory - Pricing Short-Term Roadmap	April	Tudor Pickering Holt & Co	Jackson
	Market Update - Key Topics Affecting Upstream Strategy and Industry Conditions	May	Tudor Pickering Holt & Co	Entire Board
	COVID19’s Impact on Workforce: What to Think About Now	June	Haskayne U of Calgary	Munroe
	TPH Board Resolution Series - Energy Turmoil	June	Tudor Pickering Holt & Co	Koury
	Energy: The Macro View - Covid-19 and Other Macro Impacts on the Upstream Sector	September	Switch Energy Alliance and State Geologists of Texas and Director of the Bureau of Economic Geology	Entire Board
	Energy Transition	December	Tudor Pickering Holt & Co	Jackson, Koury & Langlois
	9 events			29

	Total of 48 events			121

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DIRECTOR ORIENTATION AND TRAINING

The company provides orientation and training to new directors. We tailor our orientation program to each director’s individual needs and areas of expertise, ensuring they also receive detailed information on Crescent Point’s strategy, operations, and governance practices. A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information, as well as one-on-one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation, and culture. We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the contributions expected of each director as part of our orientation process. All directors are also provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), internal courses provided by technical experts, and access to weekly executive meetings to gain insight into daily operations. All directors are also provided with membership to the Institute of Corporate Directors.

DIRECTOR TENURE AND BOARD RENEWAL

Crescent Point’s Board of Directors recognizes the importance of providing strong oversight and direction to guide the company’s business strategy and overall performance. The Board’s commitment to best practices regarding director tenure and Board renewal are key components to such oversight and direction.

As such, the Board has adopted a retirement policy under which a director must resign at the AGM following the director’s 75th birthday, unless the Board determines otherwise. Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring Board renewal.

To encourage fresh perspectives in oversight, the Board has completed a 100% renewal of Board members since 2014, most recently through the addition of Mr. Stadnyk to the Board in 2020. To ensure the Board has an appropriate mix of directors, the Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point’s size and complexity.

Throughout the renewal process, the Board has focused on:

●	Replacing and adding new director skill sets including: CEO experience, Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial, human resources, and operational expertise;

●	Increasing diversity on our Board including: lowering average tenure, increasing international experience, broadening industry experience, and increasing gender diversity. See the ‘Board Diversity’ section on page 48 of this information circular for more information; and

●	Ensuring our Board has significant energy industry knowledge and experience.

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DIRECTOR COMPENSATION PLAN DESCRIPTION

Compensation Philosophy

The Board is responsible for developing the company’s director compensation philosophy and has delegated the review and administration of the directors’ compensation program to the CG&N Committee. Our director compensation plan is designed to attract and retain well-qualified directors with the appropriate skills and experience.

Our non-employee director compensation plan includes a mix of cash and share-based compensation (both RSUs and DSUs). The value of RSU grants is realized upon vest, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants, and aligns with shareholder interests without emphasizing short-term common share price performance. Non-employee directors do not participate in our incentive/performance-based compensation components (e.g. STIP or PSU Plan) because they set the goals and achievement levels for operating performance measures. In addition, non-employee directors do not participate in the Stock Option Plan.

Director Compensation Benchmarking

The CG&N Committee reviews non-employee director compensation periodically to ensure our approach is competitive at the median of the competitive market and takes in to account good governance and best practice trends.

The last review of director compensation was conducted in 2019, when the CG&N Committee retained Hugessen Consulting Inc. as its independent consultant to benchmark director compensation levels and consider best practice trends. The CG&N Committee benchmarks director compensation against the same peer group the HRCC and Board use to benchmark the senior executive team. The CG&N Committee decided a review of director compensation was not warranted in 2020. Subsequently, a reduction to director compensation was made to align with the impacts of COVID-19 and the oil price collapse in the year.

The following chart illustrates Crescent Point’s percentile positioning within the 2019 director compensation peer group is listed below (30th, 76th, and 65th percentile).

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The 2019 director compensation peer group is listed below:

ARC Resources Ltd.
Baytex Energy Corp.
Cenovus Energy Inc.
Encana Corp.
Enerplus Corp.
Inter Pipeline Ltd.
Keyera Corp.
Paramount Resources Ltd.
Peyto Exploration & Development Corp.
Seven Generations Energy Ltd.
Tourmaline Oil Corp.
Vermilion Energy Inc.
Whitecap Resources Inc.

Compensation Plan

The non-employee director compensation plan consists of annual retainers as well as retainers for individual committee membership, paid in the form of cash and share-based compensation.

To align with the impacts that the shifting macro environment had on our stakeholders and to lead by example in support of the company’s cost cutting efforts, the Board reduced the cash component of director compensation and the Board and management reduced executive salaries. The company also implemented other G&A and cost reduction initiatives. Accordingly, the cash component of the Board retainer was reduced by 15% effective April 1, 2020, for the remainder of the year.

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The 2020 compensation structure for non-employee directors, including the prorated impact of the 15% retainer reduction on compensation, is outlined in the following table:

Component	Cash Compensation ($)	Share-based Compensation ($)	Total ($)
Board Retainer
Chair	146,438	165,000	311,438
Other Board Members	44,375	143,000	187,375
Committee Chair Retainer
Audit	17,750
Human Resources & Compensation	14,200
Corporate Governance and Nominating	14,200
Environmental, Safety and Sustainability	10,650
Reserves	10,650
Committee Member Retainers
Audit	8,875
Human Resources & Compensation	7,100
Corporate Governance and Nominating	7,100
Environmental, Safety and Sustainability	5,325
Reserves	5,325
Travel Fees (for Board or Committee business)
If round-trip travel is between 3 and 5 hours via plane	1,275
If round-trip travel is greater than 5 hours via plane	2,550

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Cash Compensation

Cash retainers are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors’ meetings.

Non-employee directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

Share-based Compensation

Non-employee directors can elect to receive their share-based compensation in the form of RSUs or DSUs. Any election to receive RSUs is subject to an annual limit.

i.	Restricted Share Units

Under the terms of the RSBP, any non-employee director of the company may be granted RSUs up to a maximum annual value of $150,000. The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the market value per common share on the grant date. The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, which amount is paid in cash when such RSUs vest.

See Appendix C on page 104 of this information circular for details of the RSBP.

ii.	Deferred Share Units

Each DSU represents a notional share of Crescent Point, and the number of DSUs granted is determined by dividing the dollar amount of the grant by the market value per common share on the grant date. While a DSU is outstanding, an amount accrues, in the form of additional DSUs, equal to the aggregate amount paid by Crescent Point in dividends per common share. When a director holding DSUs ceases to be a director of the company, the director is paid the current cash equivalent of the market price per common share as calculated in accordance with the DSU plan.

While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.

See Appendix B on page 103 of this information circular for details of the DSU plan.

Director Retirement Vesting Program

Directors are eligible to participate in the retirement vesting program whereby the unvested RSUs held by eligible directors (eligible directors being non-employee directors who have provided Crescent Point with, subject to certain exceptions, at least one fiscal quarter’s notice in advance of retirement) will continue to vest on the normal schedule upon retirement from the Board. New RSUs are not granted post-retirement.

No Pension Plan

We do not have a pension plan nor does the company provide other forms of retirement compensation for our directors.

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Director Ownership Requirements

The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. Directors are required to own at least three times their total annual cash and share-based retainer ($990,000 for the Board Chair and $579,000 for board members) in common shares, RSUs and DSUs (the “Minimum Share Ownership Guideline”). Directors have five years from their initial election or appointment to the Board to achieve the required level of ownership or five years from the effective date of these share ownership requirements. Where an individual is appointed Board Chair, he or she will be afforded an additional three years from the effective date of the appointment to reach the Minimum Share Ownership Guideline. Where the Policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the Minimum Share Ownership Guideline. For the purpose of determining share ownership, share-based awards are valued at the greater of grant date value or current market value, and common shares are valued at current market value. Each director meets or exceeds the ownership requirement, as detailed in the following table.

		Total Units Outstanding			At-Risk Investment		Share Ownership Guideline(1)
Name	Director since	Common Shares	DSUs	RSUs	Total ownership value(2),(3),(4) ($)	As a multiple of annual retainer	Share ownership guideline	Multiple of retainer		Meets guideline
Barbara Munroe	2016	8,099	193,827	117,996	1,945,289	5.89	990,000	3	x	Yes
Laura A. Cillis	2014	37,051	11,792	134,692	1,169,487	6.06	579,000	3	x	Yes
James Craddock	2019	—	131,469	—	720,249	3.73	579,000	3	x	Yes
John Dielwart	2019	—	185,656	—	1,019,192	5.28	579,000	3	x	Yes
Ted Goldthorpe	2017	15,000	185,934	—	1,205,801	6.25	579,000	3	x	Yes
Mike Jackson	2016	74,592	176,689	5,591	1,501,012	7.78	579,000	3	x	Yes
Jennifer Koury	2019	10,000	158,357	—	920,552	4.77	579,000	3	x	Yes
François Langlois	2018	1,026	212,851	987	1,226,816	6.36	579,000	3	x	Yes
Myron Stadnyk	2020	62,000	57,006	—	646,203	3.35	579,000	3	x	Yes

Notes:

(1)	Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs, and DSUs. Each director meets or exceeds this share ownership requirement as of March 16, 2021.
(2)	The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value as of March 16, 2021.
(3)	Market value is calculated using the March 16, 2021 market value of $5.43 per share.
(4)	Includes holdings by associates and affiliates of directors.

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DIRECTOR COMPENSATION TABLES

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point’s non-employee directors during 2020.

	Annual Retainer Fees Earned			Fees Earned	Share-based Awards(2)			Portion Taken As
Name(1)	Board ($)	Committee Chair ($)	Committee Member ($)	Travel ($)	Total RSUs & DSUs ($)	All Other Compensation ($)	Total ($)	Cash ($)	RSUs ($)	DSUs ($)
Barbara Munroe (Chair)	146,433	—	—	—	165,000	—	311,433	—	150,000	161,433
Laura A. Cillis	44,375	17,750	7,100	—	142,999	—	212,224	69,225	142,999	—
James E. Craddock	44,375	14,200	14,200	6,000	142,999	—	221,774	78,775	—	142,999
John P. Dielwart	44,369	10,650	5,325	—	142,999	—	203,343	—	—	203,343
Ted Goldthorpe	44,372	0	15,975	6,000	142,999	—	209,346	50,375	—	158,971
Mike Jackson	44,370	5,270	20,440	—	142,999	—	213,079	25,710	—	187,369
Jennifer F. Koury	44,370	8,930	7,960	—	142,999	—	204,259	16,890	—	187,369
François Langlois	44,372	10,650	12,425	—	142,999	—	210,446	—	—	210,446
Myron M. Stadnyk(3)	21,246	—	8,500	—	71,499	—	101,245	—	—	101,245

Notes:

(1)	Mr. Bryksa does not receive compensation for his role as a director.
(2)	Amounts reflect the grant date fair value of RSUs and DSUs, computed in accordance with International Financial Reporting Standards 2 Share-based Payment (“IFRS 2”). Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Director RSU grants vest in thirds over three years. In accordance with IFRS 2, the fair value of the RSUs is amortized in the financial statements over the applicable vest period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.
(3)	Mr. Stadnyk was appointed to the role of director on July 30, 2020.

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year reflects the value of vested RSUs, vested DSUs, and dividend equivalent amounts earned on RSUs and DSUs. Vested RSUs are valued at the vest date fair value, whereas DSU grants vest immediately and are valued at the grant date fair value. Vested DSU grants do not pay out until the Directors ceases to be a Director.

Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period (“Dividend Amounts”) which are paid in cash when such RSUs vest. DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly common share price.

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The value vested for each of the non-employee directors during 2020 is as follows.

	Stock Option-based Awards – Value Vested During	Share-based Awards – Value Vested During the Year(1)		Non-equity Incentive Plan Compensation – Value Earned During
Name	the Year ($)	RSUs ($)	DSUs ($)	the Year ($)
Barbara Munroe (Chair)	—	2,805	163,946	—
Laura A. Cillis	—	26,747	291	—
James E. Craddock	—	—	143,811	—
John P. Dielwart	—	—	204,660	—
Ted Goldthorpe	—	—	160,896	—
Mike Jackson	—	16,106	188,707	—
Jennifer F. Koury	—	—	188,254	—
François Langlois	—	1,653	212,337	—
Myron M. Stadnyk(2)	—	—	101,245	—

Notes:

(1)	Amounts reflect vested RSUs valued at the vest date fair value and vested DSUs valued at the grant date fair value since they vest immediately. Dividend equivalent amounts earned are also included.
(2)	Mr. Stadnyk was appointed to the role of director on July 30, 2020.

Outstanding Share-based Awards and Stock Option-based Awards

The future estimated payouts pursuant to outstanding RSUs and DSUs as at December 31, 2020 for each of the non-employee directors is noted in the table below, and are valued at $2.99 per common share, being the five-day volume-weighted average price for the period ending December 31, 2020.

	Stock Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Stock	Stock Option exercise	Stock Option	Value of unexercised in-the-money Stock	Number of shares or units of shares that have not vested or paid out(1)		Market or payout value of share-based awards that have not vested or paid
Name	Options (#)	price ($)	expiration date	options ($)	RSUs (#)	DSUs (#)	out(2) ($)
Barbara Munroe (Chair)	—	—	—	—	117,996	182,101	897,949
Laura A. Cillis	—	—	—	—	134,692	11,792	440,480
James E. Craddock	—	—	—	—	—	131,469	393,092
John P. Dielwart	—	—	—	—	—	180,824	540,664
Ted Goldthorpe	—	—	—	—	—	184,655	552,118
Mike Jackson	—	—	—	—	5,591	173,136	535,717
Jennifer F. Koury	—	—	—	—	—	154,804	462,864
François Langlois	—	—	—	—	987	207,450	623,372
Myron M. Stadnyk(3)	—	—	—	—	—	52,032	155,576

Notes:

(1)	Includes RSUs that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
(2)	Dividend equivalent amounts accrued to December 31, 2020 are also included.
(3)	Mr. Stadnyk was appointed to the role of director on July 30, 2020.

Crescent Point Energy Corp. | 2021 | Information Circular - Proxy Statement | 36

Director Value At-risk

As at March 16, 2021, the Board members held a total market value of securities of $9.7 million using a market value of $5.43 per share. The following table provides the aggregate equity holdings of our directors, by total vested value of holdings including common shares and DSUs, and the total accumulated value of holdings including RSUs, all of which are unvested as of such date.

	Common Shares		DSUs		Total Vested		RSUs(1)		Stock Options	Total Accumulated
Name	(#)	($)	(#)	($)	(#)	($)	(#)	($)	(#)	(#)	($)
Barbara Munroe (Chair)	8,099	43,978	193,827	1,052,481	201,926	1,096,459	117,996	640,718	—	319,922	1,737,177
Laura A. Cillis	37,051	201,187	11,792	64,031	48,843	265,218	134,692	731,378	—	183,535	996,596
James E. Craddock	—	—	131,469	713,877	131,469	713,877	—	—	—	131,469	713,877
John P. Dielwart	—	—	185,656	1,008,112	185,656	1,008,112	—	—	—	185,656	1,008,112
Ted Goldthorpe	15,000	81,450	185,934	1,009,622	200,934	1,091,072	—	—	—	200,934	1,091,072
Mike Jackson	74,592	405,035	176,689	959,421	251,281	1,364,456	5,591	30,359	—	256,872	1,394,815
Jennifer F. Koury	10,000	54,300	158,357	859,879	168,357	914,179	—	—	—	168,357	914,179
François Langlois	1,026	5,571	212,851	1,155,781	213,877	1,161,352	987	5,359	—	214,864	1,166,711
Myron M. Stadnyk(2)	62,000	336,660	57,006	309,543	119,006	646,203	—	—	—	119,006	646,203
Total	207,768	1,128,181	1,313,581	7,132,747	1,521,349	8,260,928	259,266	1,407,814	—	1,780,615	9,668,742

Notes:

(1)	RSUs are unvested.
(2)	Mr. Stadnyk was appointed to the role of director on July 30, 2020.

Bankruptcies and Cease Trade Orders

Except as noted below, no proposed director:

●	Is at the date of this information circular, or has been, within ten years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

●	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

●	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

●	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

●	Has, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

●	Mr. Dielwart, who was a director of Denbury Resources Inc. (“Denbury”) when it entered into Chapter 11 proceedings in the United States on July 30, 2020. Denbury subsequently emerged from Chapter 11 proceedings on September 18, 2020 and Mr. Dielwart resigned as a director of Denbury at that time.

Director and Officer Liability Insurance

Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada. The policy includes a $110 million aggregate limit and provides coverage from June 1, 2020 to June 1, 2021; the policy premium for this period is $2.8 million. We plan to renew this policy on or before June 1, 2021.

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BOARD AND COMMITTEE STRUCTURE

Board Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to driving long-term shareholder value and ensuring the company conducts its business in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board works diligently to uphold this responsibility by:

●	Approving our strategic plan, our annual capital and operating budgets, our approach to ESG issues, and reviewing operating, financial and other corporate plans, strategies and objectives;

●	Evaluating overall corporate performance and the performance of the CEO;

●	Determining, evaluating, and fixing compensation for executive officers;

●	Approving the annual goals and objectives of the CEO;

●	In conjunction with the CEO, developing a clear written mandate for the CEO;

●	Succession planning for Board, President and CEO and executive positions;

●	Adopting policies regarding corporate governance and codes of conduct;

●	Overseeing our risk management program;

●	Reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and

●	Evaluating the overall effectiveness of the Board and its committees.

The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, ESG, succession planning, communications policy and integrity of internal controls and management information systems.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: Audit; Corporate Governance and Nominating (“CG&N”); Environmental, Safety and Sustainability (“ES&S”); Human Resources and Compensation (“HRCC”); and Reserves. The Board and its committees have access to senior management on a regular basis. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.

Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the President and CEO, or the Corporate Secretary. Crescent Point’s directors are highly engaged, with 100% attendance at Board and committee meetings. Quorum for Board meetings is a majority of the Board members.

At every meeting, the Board and each committee holds in-camera sessions which are not attended by Mr. Bryksa or any other member of management other than, in certain circumstances, the Senior Vice President, General Counsel who attends the sessions solely in his role as Corporate Secretary. See Appendix A: Board of Directors Mandate on page 101 of this information circular for the full text of the mandate of our Board.

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Board Committees

During each regularly scheduled board committee Audit; CG&N; ES&S; HRCC, and Reserves meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee Chairs, have been approved and adopted by the Board. These documents are available on our website at www.crescentpointenergy.com with an overview of each committee’s mandate outlined below.

The following table outlines the Board committee Chairs and membership as at March 16, 2021. The Board Chair serves on each committee in an ex officio capacity.

Name	Audit	CG&N	ES&S	HRCC	Reserves
Craig Bryksa			●
Laura A. Cillis	Chair(1)			●
James E. Craddock	●	Chair			●
John P. Dielwart			Chair		●
Ted Goldthorpe	●	●
Mike Jackson	●	●		●
Jennifer F. Koury			●	Chair
François Langlois		●	●		Chair
Myron M. Stadnyk			●	●	●
Meetings in 2020	4	4	4	5	2

Note:

(1)	On April 1, 2021, Mike Jackson became the Chair of the Audit Committee.

Audit Committee

Chair	Members	Independence of Members
Laura Cillis	James Craddock	4 / 4
Ted Goldthorpe
Mike Jackson

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The Audit Committee’s mandate includes, but is not limited to, assisting the Board with the following:
Financial & related information	External auditors

●  Provide oversight of the integrity of the company’s accounting policies, financial statements, and related information, including, but not limited to:

●     consolidated financial statements;

●     internal controls;

●     procedures for financial reporting; and

●     processes for monitoring compliance with legal and regulatory requirements.

● Oversee the audit efforts of Crescent Point’s external auditors, including, but not limited to reviewing the independence, qualifications, and performance of the external auditor.
Financial risk management program

●   Oversee Crescent Point’s financial risk management program, including, but not limited to:

●     providing regular reports to the Board on the results of our risk assessment; and

●     assessing the effectiveness of our controls to manage these risks.

The Audit Committee meets at least four times annually, or more frequently as circumstances warrant. All members of the Committee are independent and financially literate, as required by National Instrument 52-110 - Audit Committees. The Audit Committee has developed official terms of reference that have been approved by the Board. A copy of the Audit Committee terms of reference is scheduled to, and additional disclosure pursuant to National Instrument 52-110 - Audit Committees is provided in the Audit Committee section of, our Annual Information Form.

The SEC and NYSE rules requires that each member of a company’s audit committee be independent. All of the members of the Audit Committee are “independent”, as that term is defined by the SEC. The SEC further requires a company, like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. All members of the Audit Committee have been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC. Further information relating to each member’s background and skills is available under their profiles included in the ‘Director Biographies’ section on page 15 of this information circular.

The Audit Committee’s objective is to have direct and open communications with management, the other committee Chairs, the external auditors, and other key committee advisors, and relevant staff members throughout the year. The Audit Committee holds regular separate in-camera sessions with internal and external auditors. The Audit Committee has the authority to conduct any review or investigation appropriate for fulfilling its responsibilities.

As part of its risk oversight mandate, the Audit Committee receives regular briefings on cybersecurity matters by senior leadership. The company has an information security training and compliance program.

It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith.

For additional disclosure pursuant to National Instrument 52-110 - Audit Committee, please refer to the Audit Committee section of our Annual Information Form.

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Corporate Governance and Nominating Committee

Chair	Members	Independence of Members
James Craddock	Ted Goldthorpe	4 / 4
Mike Jackson
François Langlois

The CG&N committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nominations and making recommendations to the Board, as appropriate. The CG&N committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Corporate governance practices	Board/committee nomination & effectiveness

● Review and assess our governance practices and the performance of our corporate governance systems, and recommend changes to the Board for consideration;

● Recommend suitable candidates for nomination for election as directors, taking into account:

●     the competencies and skills the Board should possess; and

●     the targets and objectives of our Diversity Policy.

● Review Crescent Point’s Articles and By-laws and recommend any changes to the Board for consideration;	● Review the recommendations of management, if any, with respect to committee membership;
● Review and make recommendations regarding the mandate and any position descriptions of the Board and its committees on a periodic basis;	● Make recommendations to the Board for each committee, including the appointment of Chairs to the committees;
● Review and recommend to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and	● Ensure processes are in place to evaluate and assess the effectiveness of the Board, the committees of the Board, and the contribution of individual members on a periodic basis;
● Review succession planning for Board and Senior Management (excluding the President and CEO position).	● Review and make recommendations with respect to the orientation and education program for new Board and committee members; and
● Oversee the continued development of existing members of the Board.

Succession planning for the President and CEO is the responsibility of the Board in concert with the CG&N and HRCC Committees. Management provides the CG&N and HRCC information on succession plans for executive positions, including an assessment of development and progression of internal staff as well as identification of potential succession gaps. Selected candidates are provided support to acquire skills to assist in their further development, thereby strengthening the succession pipeline.

Board Assessments

The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees on an annual basis to identify areas where effectiveness may be enhanced. The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board, or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management.

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In 2020, an independent facilitator was retained to conduct a thorough effectiveness-focused evaluation with each Board member and select members of the senior leadership team. Individual views and assessments were collected on the following:

●	Board/President and CEO/Chair of the Board relationships;

●	Performance and effectiveness, including strategy, stakeholder communications and Board/executive succession planning; and

●	Self and peer performance assessments, including director contributions and participation in discussions and debate, knowledge, experience, accountability, demonstration of ethical standards, and facilitation skills.

Confidential responses were analyzed and summarized by the independent facilitator for review by the CG&N Committee and recommendations for enhancing or strengthening effectiveness were made where warranted. A feedback discussion was held between the Chair of the CG&N Committee and the President and CEO, and similarly with the Chair of the Board. Implementation of the recommendations continue to be monitored by the Chair of the Board, together with the Chair of the CG&N Committee, with quarterly (or more frequent if required) reporting to the Board.

The recommendations following the Board review included, in part, continuing work around succession planning.

In 2020, Board members also met one-on-one with the Chair of the CG&N Committee and the Chair of the Board to discuss personal performance and overall Board effectiveness for 2020. This formal process involved a combination of written questionnaires and in-person conversations.

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Director Nominations

The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director’s competencies and skills while reviewing ideal qualities and skills for an effective Board. The typical process includes identifying the current and future skills and experience required to optimize Board effectiveness. Outside executive recruiting firms are engaged to assist with the identification, assessment, and recruitment of candidates. Candidates are assessed against criteria approved by the Board and the qualities and skills of the current Board, with the strongest candidates approached to determine their level of interest. The most qualified people are recommended to the Board for consideration. Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are also interviewed by all other members of the Board. In addition, consistent with our Diversity Policy, candidates with a diverse background are considered when identifying new candidates. This identification process includes an assessment of the following factors applicable to each candidate: skills; knowledge; regional and industry experience; education; gender; age; independence; ethnicity; and other differentiating factors relevant to Board effectiveness. The most appropriate candidates are presented to our shareholders as director nominees at our AGM. Mr. Stadnyk was appointed to the Board in 2020 and stands for election at the AGM. See the ‘Board and Committee Structure’ section on page 38 of this information circular for more information.

Following the election of Messrs. Dielwart and Craddock and Ms. Koury as directors in 2019, the appointment of Mr. Stadnyk in 2020, and after considering the size and composition of the Board, the CG&N Committee determined that the incumbent Board, consisting of ten members, is both effective and possess the appropriate expertise.

The Board actively maintains an evergreen list of potential new directors. From time to time, shareholders may identify qualified director candidates and may nominate a candidate by submitting the person’s name, background, qualifications, and experience to our Corporate Secretary. Crescent Point’s By-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act. If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting. If the AGM is to be held within 50 days after we announce the meeting date, the notice must be given within ten days of the announcement. If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration.

In addition to director candidates, the CG&N Committee also ensures we have a diverse pool of strong candidates for senior management positions, and that we develop our people and attract and retain key talent for our long-term success. The President and CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the President and CEO and the Board discuss potential candidates for, at minimum, the President and CEO, the Chief Operating Officer (“COO”), and the CFO positions.

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Environmental, Safety and Sustainability Committee

Chair	Members	Independence of Members
John Dielwart	Craig Bryksa	4 / 5
Jennifer Koury
François Langlois
Myron M. Stadnyk (new in 2020)

The ES&S Committee is responsible for regularly reviewing our policies, standards, and practices with respect to corporate responsibility, including ESG, occupational health, security and overall business conduct, ethics, and related activities, and reporting findings to the Board as appropriate. The ES&S Committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Policies, management systems, and programs	Risk management procedures

● Review the appropriateness of and update our ESG, occupational health and security policies, and management systems and programs, and report to the Board with appropriate recommendations;	● Periodically update, distribute, and review the appropriateness of these risk management procedures and emergency response measures, and make appropriate recommendations;

● Ensure the necessary tools are in place to measure our ESG, occupational health, and security performance and compliance with applicable regulatory standards; and	● Immediately communicate to the Board any incident giving rise to significant ESG, occupational health, and security risks and otherwise analyze all relevant ESG matters brought to its attention; and

● Review the ESG, occupational health, and security performance and any non-compliance situations, whenever relevant, and recommend the required corrective measures.	● Ensure risk management procedures and emergency response measures are in place.

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Human Resources and Compensation Committee

Chair	Members	Independence of Members
Jennifer Koury	Laura Cillis	4 / 4
Mike Jackson
Myron M. Stadnyk (new in 2020)

The HRCC’s mandate includes, but is not limited to, assisting the Board with the following:

Compensation Strategy & Policy	Executive Compensation

● Review compensation, philosophy, structure, and policies that impact the organization.	● Assess the form and amount of compensation for officers and other employees.

Performance Assessment	Governance

● Assist in the assessment of the performance of the President and CEO, which assessment is lead by the Chair of the Board, in conjunction with the HRCC Chair; and	● Ensure the company discharges its public disclosure obligations relating to compensation matters;

● Evaluate the performance of the other officers in fulfilling their responsibilities and meeting corporate objectives.	● Review executive succession, compensation and development;

Succession Planning & Development	● Review the results and outcomes of advisory votes of shareholders; and

● Review succession plans for senior management (excluding the CEO); and	● Hold meetings as warranted with respect to officer appointments or other compensation-related matters.

● Assess progress of professional development for executives and key senior employees.

The HRCC meets at least two times annually, or more frequently as circumstances warrant.

Succession planning for the President and CEO and other executive positions is the responsibility of the Board in concert with the CG&N and HRCC Committees. Management provides the CG&N and HRCC information on succession plans for executive positions, including an assessment of development and progression of internal staff as well as identification of potential succession gaps. Selected candidates are provided support to acquire skills to assist in their further development, thereby strengthening the succession pipeline. The HRCC holds regular in-camera sessions with the VP, Human Resources and Corporate Services.

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The following is a summary of the skills and experience of each member of the HRCC, including any education or experience that enable each member of the Committee to make decisions on the suitability of Crescent Point’s compensation policies and practices that are consistent with a reasonable assessment of our risk profile.

Human Resources and Compensation Committee Members - Relevant Education and Experience

Jennifer F. Koury (Chair)	Has over 35 years of professional experience, including significant involvement in human relations and compensation design. She has worked for large global organizations, holding various senior executive positions with BHP Billiton from 2011 to 2017, culminating in her role as Vice President Human Resources, North America. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil. She holds the ICD.D designation granted by the Institute of Corporate Directors.

Laura A. Cillis	Has held various senior executive positions managing compensation matters and developing compensation programs and also has over 25 years of financial experience. She has regularly attended seminars on matters related to compensation committees, and holds the ICD.D designation granted by the Institute of Corporate Directors.

Mike Jackson	Has held various senior executive positions in corporate and investment banking for over 30 years which involved performance-driven compensation programs. Since his appointment to the HRCC, he has attended seminars on matters related to compensation committees, had an ongoing active dialogue with our compensation consultant, and earned an ICD.D designation granted by the Institute of Corporate Directors.

Myron M. Stadnyk

Has over 35 years of oil and gas experience and is the former President and CEO of ARC Resources Ltd., retiring in 2020. Since his appointment to the HRCC, he has attended numerous seminars on matters related to compensation committees, and has ongoing active dialogues with our compensation consultant.

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Reserves Committee

Chair	Members	Independence of Members
François Langlois	James Craddock	4 / 4
John Dielwart
Myron M. Stadnyk (new in 2020)

The Reserves Committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets, and to discuss the results of the evaluation with each of the independent engineers and management. The Reserves committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Appointment of independent engineers	Procedures and reporting

● Review management’s recommendations for the appointment of independent engineers and make recommendations to the Board; and	● Review procedures for providing petroleum and natural gas reserves data to the independent engineers; and

● Determine the scope of the annual review of the petroleum and natural gas reserves by the independent engineers, ensuring compliance with regulatory requirements.	● Review the independent engineering reports and consider the principal assumptions upon which such reports are based.

Review and analysis	Public disclosure

● Review the reserves data and report of the independent engineers and the scope and methodology of the evaluations; and	● Ensure the company’s public disclosure of its petroleum and natural gas reserve is completed in compliance with regulatory requirements.

● Review any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management).

OTHER CORPORATE GOVERNANCE PRACTICES

You can find detailed information on some of our other corporate practices and policies on the following pages:

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COMMITMENT TO DIVERSITY

Crescent Point values the beneficial impact diversity has on decision-making and leadership within the company. Our People Strategy speaks to our efforts to enhance diversity of skill sets, experiences, and gender to ensure a broad range of perspectives are being considered and included in our business practices. This diversity of viewpoints adds to the richness of our culture and helps better inform our corporate direction and strategy.

In 2020, Crescent Point reinforced its commitment to supporting diversity with President & CEO, Craig Bryksa, joining the 30% Club of Canada. Over the past years, the company has achieved strong diversity representation, with 33% of independent directors being female, including the Board Chair. When contemplating additions to the Board, the Board considers the following factors in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity, and other differentiating factors relevant to Board and executive effectiveness.

The Board’s Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. The Diversity Policy also requires that the CG&N Committee consider candidates on merit, using objective criteria, and obliges the CG&N Committee to include diverse candidates in any list of potential individuals being considered for positions on the Board.

Compliance with the Diversity Policy

The CG&N Committee is responsible for monitoring the company’s compliance with its Diversity Policy, including through an annual review and assessment of the effectiveness of the Diversity Policy in promoting a diverse Board. Under the Diversity Policy, the CG&N Committee is also charged with reporting to the Board the annual and cumulative progress towards achieving the objectives of the Diversity Policy. The CG&N Committee is also responsible for measuring the effectiveness of our Diversity Policy including ensuring female candidates are being fairly considered relative to other candidates by, among other things, reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of each such female candidate.

Policy Regarding the Representation of Women on the Board

Our Diversity Policy outlines the Board’s commitment to an identification and nomination process that seeks out qualified female candidates. Our President and CEO is a member of the 30% Club which seeks to achieve better gender balance at the Board and senior management levels, with a focus on building a strong foundation of business leaders committed to meaningful, sustainable gender balance in business leadership.

Our Diversity Policy includes a target that stipulates that at least 20% of the independent members of the Board should be women. To measure the effectiveness of this policy, the Committee, among other things:

●	reviews the number of women considered or brought forward for both Board and executive officer positions;

●	takes into account the skills, knowledge, experience and character of any such women candidates; and

●	ensures that women candidates are fairly considered relative to other candidates.

On an annual basis, the CG&N Committee measures the diversity of the Board and reports to the Board with respect to the company’s annual and cumulative progress in achieving the objectives of the policy.

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Considering the Representation of Women in Executive Positions

Crescent Point is committed to building an inclusive organization that harnesses diverse thinking to innovate and grow. Through our People Strategy, we are transforming our talent programming through an inclusive design lens where diverse points of view and talent are supported. In 2020, the company initiated a leadership assessment and development program to assess current skill sets and support the development of inclusive leaders, providing leaders with opportunities for growth and development. This work is foundational to Crescent Point’s succession planning and has proven essential to ensuring the company continues to promote strong diversity across all levels of the business.

As a result of the company’s diversity initiatives, which the company believes are more effective than the adoption of a specific target for women in executive officer positions, approximately 40 percent of our supervisory roles are now held by women. Similarly, 33 percent of our Board independent director roles are held by women.

KEY POLICIES

Code of Business Conduct and Ethics

An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. To this end, we have adopted a Code of Business Conduct and Ethics (the “Code”) for our directors and employees, a copy of which is available on our website. The Code includes detailed market typical provisions covering, among other things: (i) oversight of public disclosure obligations; (ii) worker compliance with laws; (iii) conflicts of interest; (iv) confidentiality of company information; (v) entertainment, gifts and favours; (vi) anti-corruptions and anti-bribery; (vii) competition and anti-trust; (viii) environment and safety; and (ix) disclosure obligations.

The Board monitors compliance with the Code, ensuring its visibility. The Board relies on the integrity of directors, executive officers, and employees to comply with the Code. The directors will take action where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company and its suppliers and its potential suppliers.

Whistleblowing Policy

Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflict of interest, discrimination, and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received, and outlines measures taken to protect the confidentiality and anonymity of any submissions. The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third-party via a toll-free telephone number, website, or anonymous email.

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Anti-hedging Policy

Our Anti-hedging Policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.

Disclosure Policy

Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public. The Disclosure Committee oversees and ensures compliance with our Disclosure Policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including through the issuance of press releases, annual and quarterly results, our Annual Information Form, our sustainability report, and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information and other detail considered helpful to investors. The Disclosure Committee conducts a formal review and confirmation process prior to any such disclosure being released, and supplements and supports the review and approval processes completed by the Board and the CG&N Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; engineering and operations (including drilling and completions, ES&S, regulatory, and reserves); exploration and geosciences; finance; investor relations; land; legal; and marketing.

Environmental, Health and Safety Policy

The health and safety of our employees, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point. We endeavor to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by:

●	Complying with all applicable government regulations and standards;

●	Operating in a manner consistent with industry codes, practices and guidelines;

●	Ensuring prompt and effective response and repair to emergency situations and environmental incidents;

●	Providing training to ensure compliance with our operations management system;

●	Careful planning, good judgment and prudent monitoring of business activities;

●	Communicating openly with all stakeholders regarding our activities; and

●	Amending our policies and procedures, as may be required from time to time.

Health, safety, and environmental protection at Crescent Point is everyone’s responsibility. We are accountable for creating and maintaining a safe workplace, where health and environmental performance has equal value and priority.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Environmental, Social and Governance Matters

Crescent Point is committed to “Bringing energy to our world – the right way”. This commitment stands as our purpose statement and helps inform decision-making across every aspect of our business. It evokes our dedication to fostering positive outcomes for all of our stakeholders and shows our devotion to environmental stewardship. These principles are held throughout the organization and integrated into our responsible development, operation, and retirement of our assets.

In 2020, we continued to reinforce our oversight of environmental, social, and corporate governance matters to enhance our performance, strengthen our stakeholder relationships, and ensure robust governance mechanisms are in place to manage risk. During the year, we released our second annual Sustainability Report following Sustainability Accounting Standards Board (SASB) guidelines as well as our inaugural report with respect to the Task Force on Climate-related Financial Disclosures (TCFD). These reports have helped provide further transparency regarding how we approach ESG risks and opportunities and have given our stakeholders greater insight into how we conduct our business. At the Board level, the scope of the Environment, Health & Safety Committee was expanded and the Committee renamed in 2020, becoming the Environment, Safety & Sustainability Committee, further evidencing the company’s commitment to strong ESG practices.

Our Sustainability Report, our report with respect to TCFD, and our governing policies and practices can be found on our external website at www.crescentpointenergy.com. We look forward to continuing our ESG performance record and are excited to engage our stakeholders through the upcoming reporting initiatives we have planned for later this year.

ESG Oversight

Our Board of Directors sets the tone for our company and is actively engaged with management to establish targets, monitor performance, and provide strategic direction on key ESG matters. While we view ESG performance and disclosure as a responsibility of the Board as a whole, we have also established clear accountabilities at the Committee level to help manage discrete aspects our ESG performance. Each Committee reports progress updates and recommendations to the Board for consideration on a quarterly basis. Our annual disclosures, as well our targets and ambitions, are approved at the Board level with input from the Committees, management, and company subject-matter experts. We have also formed an internal ESG Committee which brings together relevant groups to discuss ESG trends, best practices, and opportunities to enhance our performance and disclosure in this regard.

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Prudent Risk Management

Producing the energy the world needs exposes us to certain inherent risks that have the potential to impact our business and our stakeholders. As a company, we firmly believe that managing these risks proactively leads to stronger overall performance. As such, we thoroughly examine all material issues that could affect us to develop risk mitigation strategies and to position us to capitalize on areas of opportunity. Or response to the COVID-19 pandemic was an excellent example of our proactive risk management approach, highlighting our readiness to adapt to the situation utilizing our business continuity and contingency planning resources. Elements like these enable us to overcome challenges as they arise and ensure our business is resilient regardless of external events. At Crescent Point, our risk management approach is engrained in our business strategy and includes the three risk dimensions listed below.

Safe Operations

We have no greater responsibility than keeping our employees, contractors, and community partners safe. Our commitment to safe operations, both in the field and the office, helps ensure the ongoing health and safety of all our stakeholders. This commitment has never been more important than during the past year as the world grappled with the deadly COVID-19 virus. From the onset of the pandemic, Crescent Point took immediate action to help stop the spread of the virus by implementing remote work arrangements for our office staff and new safety protocols for those in the field. By making use of our early investments in digital technologies, we were able to quickly adapt our operations to support physical distancing while also gaining added functionality in our field operations and improving overall connectivity amongst our teams.

One example of this was our shift to digital emergency response planning. This shift enabled groups to connect and collaborate across geographical areas. As a result, we now have greater confidence in our ability to respond in real-time to incidents as they occur, bringing together our full technical and non-technical expertise as well as that our of community partners and first responders. In addition, as part of our emergency response preparedness initiatives, we routinely engage with external parties to provide training and experiential learning through drills that simulate potential incidents and risks.

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Safety Performance

Our relentless focus on safe operations continues to yield strong results. Our key performance indicators of lost time injury frequency (LTIF) and serious injury frequency (SIF) demonstrate our track record of continued performance improvement. Through these improvements, we achieved five-year lows in both metrics in 2020. These achievements are a direct result of our engagement with employees and contractors to convey our expectations around safety and ensure everyone we work with shares our values to promote a safe and healthy working environment. Through our regularly scheduled safety meetings and field operations, stand-downs emphasize our commitment to safety and foster a shared sense of ownership for safety performance.

In addition, management has promoted safety risk management by having employees complete behaviour-based safety training, by focusing on hazard identifications by encouraging risk observations, and by implementing mitigation practices. By being proactive we help ensure that potential risks are identified and managed prior to an incident occurring and help ensure everyone goes home safe each and every day.

Stakeholder Engagement

As a company, we understand the importance of being a responsible energy producer and living up to the standards and expectations of our stakeholders. We regularly engage with our stakeholders, seeking input and feedback on how we can improve our operating practices and deliver mutually beneficial solutions. Our outreach was particularly important during the COVID-19 pandemic. It allowed us to both better understand the concerns of our stakeholders and to also include their perspectives in our business planning. From the onset of the pandemic, Crescent Point took steps to enhance stakeholder outreach through digital channels to support active engagement while also keeping our stakeholders safe. Our ongoing engagement also helped us overcome challenges and enabled us to continue to foster positive relationships and outcomes across our stakeholder network.

Engaging with Shareholders

Throughout the past year, we worked hard to engage with our shareholders and provide them with greater insight into our business. We enhanced our transparency by issuing our second annual Sustainability Report and our inaugural TCFD report. We also promoted our strong governance practices through an ESG roadshow led by three members of the Board, including the Board Chair. We also increased our shareholder engagement through the timely issuance of press releases addressing our strategy, quarterly performance and our response to market conditions. These outreach initiatives highlight our commitment to engage shareholders in our business and promote our value proposition to current and prospective shareholders.

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With the onset of the pandemic, we recognized the need to enhance public awareness of the challenges and opportunities facing our business. The COVID-19 outbreak brought a high level of uncertainty to the investment community and, in response, management actively enhanced its engagement with our various shareholders to gain their perspectives. We conducted approximately 130 investor meetings, attended 11 conferences, held over 70 meetings with analysts and hosted five conference calls. We were able to achieve this level of engagement while maintaining safe interactions with our shareholders through digital channels. Through these outreach activities, we gathered valuable feedback from shareholders and fostered greater investor confidence in the resilience of our business.

For additional information such as conference call replays, investor presentations, financial reports, annual information forms, Board mandates, committee charters, and shareholder meeting voting results please visit the company’s website. Paper copies are also available upon request.

The IR team can be contacted directly at 1-855-767-6923, investor@crescentpointenergy.com or by mail at Suite 2000, 585 - 8th Avenue SW, Calgary, Alberta T2P 1G1.

Engaging with Community Partners

The COVID-19 pandemic dramatically impacted our business in 2020, but perhaps even more impacted were our community partners. For many local charitable organizations, conventional supports such as volunteer contributions and financial assistance were curtailed due to physical distancing restrictions and uncertainty within traditional fundraising channels. That is why it was so important for us to continue our active role in building strong communities and providing help where it is needed most. While the pandemic dominated much of the news coverage, we recognized that many of the organizations supporting vital causes were struggling to raise awareness and financial support. The pandemic exacerbated support requirements for local food banks, shelters, and family assistance organizations and posed a serious threat to the health and well-being of our communities. In response, we worked with our community partners and stepped up to the challenge to continue our support for local communities and deliver timely assistance and relief. For example,

●	Through a partnership with local agencies, we delivered over 1,800 lunches to kids in the community who had previously relied upon school meal programs;

●	We worked with an industry partner to donate 25 computers to Inn from the Cold to provide resources to enable virtual learning;

●	Our teams harvested and donated approximately 900 pounds of potatoes as well as made donations over $30,000 to local food banks throughout our operating areas;

●	We safely logged over 1,000 volunteer hours while adhering to local health and safety protocols; and

●	Through our 12 Days of Giving campaign, we assembled and donated countless hampers, gifts and packages during the holiday season for local organizations requiring support.

We did all this because we are part of the community and we are committed to creating lasting benefits within our operating areas. It is all part of running our business the right way.

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Engaging with Employees

Bringing energy to our world - the right way means more than just producing energy. It also means harnessing the energy of our workforce to drive innovation and ingenuity in support of continual improvement. Without the passion and expertise of our staff, we would not be able to maximize the potential of our resource base to deliver the responsible energy the world needs.

Throughout 2020, we worked diligently to ensure the health and safety of our employees across the organization. We did this by developing new protocols and guidelines to manage physical safety and the risk posed by the COVID-19 virus. Though perhaps even more important, we worked hard to ensure the mental health and wellness of our teams in relation to the pandemic. For example, we developed programming to encourage stress management, counter isolation, and keep teams connected while working apart.

We also worked to enhance employee engagement during this challenging time. To achieve this, the company promoted open and honest communication to engage employees in dialogue and support feedback and idea sharing within the company. We used technology to increase employee communication and connectivity, maintain our corporate culture and ensure dedicated mental health resources and wellness initiatives were available to employees. Early in 2020, the company released its revised purpose statement, core convictions, and guiding principles to provide direction and alignment within the company. Management also worked to foster a culture built on the principles of collaboration, agility, results, and ethics to strengthen teams and build upon our success. In 2020, the company conducted an engagement survey. Over 97% of our employees voluntarily participated in the survey and we achieved an overall engagement score of 91 – a 5% point improvement year-over-year.

As a company, we recognize that the strength of our decision-making lies in considering differing perspectives and experiences. That is why we have enhanced our commitment to support greater diversity and inclusion within the organization, and in particular, at the management level. In 2020, we developed our People Strategy which outlines our approach to inclusion and diversity and sets out initiatives to promote these values throughout the organization. We look forward to reporting on the success of these initiatives in the years to come and are eager to realize the benefits more inclusive and diverse perspectives will bring to our business.

In the past year, we also initiated a leadership development program to nurture future leaders and assist in succession planning for the organization. Through this dedicated program, leaders were provided with a 360-degree assessment as well as various feedback and coaching opportunities to further enhance their skills, experiences, and value within the business. This work has proven instrumental in managing risk related to talent retention and has helped us plan for succession in the years to come.

Engaging with Suppliers and Contractors

At Crescent Point, we take a full cycle view of our operations and understand that strong engagement with suppliers and contractors is essential to our overall success. In 2020, we continued the implementation of our pre-qualification procurement program including through the adoption of our Corporate Sourcing and Procurement Policy and Procedure, to gain better insight into the operating practices, values, and commitments of our suppliers and contractors. To ensure our operations have a positive impact across our value chain, we regularly engage with our suppliers and contractors to understand their perspectives and convey our expectations in relation to safety, inclusion and diversity, and responsible business practices. We believe that this engagement helps align our supply chain to our values and reinforces our commitment to creating lasting benefits.

Through our active outreach with contractors and service companies we have made clear our commitment to safe operations. We have promoted our proactive approach to risk management and encouraged our suppliers and contractors to join our efforts in identifying hazards, managing potential exposures, and uncovering positive safety observations to prevent incidents. Our routine safety stand downs within our field operations help prioritize safety above all else and drive engagement from those working on our behalf. We do all this because we know our responsibilities extend beyond our own employee base and includes all aspects of our business. Leading by example, we are able to set a high standard of excellence and ensure the continued health and safety of our stakeholders. We believe our efforts have had a significant and positive impact on the safety of our operations.

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Environmental Stewardship

At Crescent Point, we take pride in the way we operate our business. This extends throughout our development planning and is a guiding principle in our capital allocation. We consider environmental impacts in our decision-making and take steps to avoid, prevent, and mitigate the potential impacts our operations may have on the environment. Our approach to responsible resource development takes into account how our activities will affect the air, land, and water we all cherish, and we take steps to actively manage those effects across our operations.

Air

One aspect of our environmental performance that is a priority for both the company and its stakeholders is taking action to combat the risks of climate change. In 2020, we took an ambitious step forward in cementing our commitment to reduce greenhouse gases and protect air quality by setting intensity targets for carbon and methane emissions. Throughout the past year, our teams worked diligently to help us achieve these targets to enhance our environmental performance and mitigate carbon compliance costs. In 2020, the company achieved significant progress in reducing emissions and is well on track to reach its 2025 targets ahead of schedule. Having achieved such notable progress within the first year of our target window, we will soon be in a position to enhance our targets and strive for a new benchmark in performance.

Land

Crescent Point is committed to reducing our environmental footprint and mitigating the potential impacts of our operations on local ecology. We take into consideration landscape factors from the earliest stages of our development planning and work to include protections for surrounding wildlife and native species in such planning. Our commitment to biodiversity is evident in our approach to resource development and is shared with our community investment partners such as the Calgary Zoo – which Crescent Point has supported for the last nine years. Through several of the zoo’s programs, including the Saskatchewan Species at Risk Program and the Grade Nine Biological Diversity Educational Series, we have devoted $400,000 in funds to foster conservation and biodiversity. We support these programs because we are committed to protecting the land and wildlife in our operating areas and to fostering greater awareness of the value of natural landscapes.

Similarly, our proactive approach to asset retirement helps ensure local landscapes are returned to their pre-disturbance state. Once our assets have reached the end of their useful life, we develop detailed remediation and reclamation plans to safely decommission our wells and facilities and ensure the continued protection of surrounding communities and wildlife. In 2020, we safely decommissioned roughly 300 wells and are now in the process of setting ambitious targets to guide our future asset retirement strategy. By taking care of our assets, from initial production to retirement, we ensure we develop our resources the right way.

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Water

Water is a key component of our operations throughout the development life cycle of our assets. We use water to drill and complete our wells and also to enhance production through our waterflood programs. In doing so, we take a prudent approach to the sourcing, transportation, use, recycling, and disposal of the water we use.

Our asset teams are constantly striving to use less freshwater in their operations to mitigate potential impacts to other water users and the natural environment. By innovating our well completion designs in our Flat Lake play, we reduced our freshwater requirements by approximately 15% in 2020. By lowering our water needs, we can mitigate our impact on the surrounding environment and lower our costs. In our Viewfield and Flat Lake plays, we have increased our use of water from alternative, non-potable saline aquifers to reduce our dependence on surface freshwater sources. Through our initiative, we have not only lowered our freshwater usage, but have also reduced our heating costs. We are able to reduce these heating costs because the water we source from the Manville Aquifer flows to surface at roughly 60 degrees Celsius, thus eliminating the need to heat our well completion tanks in the winter months. Combined, through our success in reducing freshwater use and by finding find alternative sources, we have diminished our surface water withdrawals and delivered greater sustainability to our field operations.

Asset Integrity

A key pillar we use to protect the air, land, and water we all value is our asset integrity program. We recognize that our responsibility to ensure the safe transportation of our products extends beyond our lease lines and we have taken proactive steps to mitigate the risk of spills while also ensuring we are prepared should an incident occur. Our work involves completing detailed analysis of all our valves, tanks, flow lines, pipelines, and facility infrastructure and using this analysis to develop risk indicators which guide our approach. By prioritizing our efforts based on risk, we can mitigate both the potential and magnitude of an incident. This approach also better positions us to react in real-time should an incident occur. Through our early investment in remote well monitoring, shut-off valve controls, and spill response equipment and technology we have gained valuable insight into how to improve our operations and have increased the ability of our field teams to assist in developing preventative measures to reduce asset integrity risk.

COVID-19 Pandemic Response

At the onset of the pandemic, Crescent Point acted swiftly to activate our business continuity plans and establish a COVID-19 Task Force to ensure the health and safety of our stakeholders and the resilience of our operations. The Task Force quickly developed a dedicated communication and information hub with links to trusted sources of data relevant to the jurisdictions where our employees live and work. At the same time, we conducted an employee survey to assess mental health, support requirements and opportunities to enhance connectivity within the organization. The feedback this governed was instrumental in helping us develop tools, resources and communication initiatives to assist our employees in adjusting to working remotely and maintaining productivity throughout the company.

Adapting to a New Normal

To help manage the transition to remote work environments, we provided leaders with resources to effectively lead a remote workforce and support employee well-being. We also provided employees with technology solutions to ensure workplace connectivity and productivity while working remotely. To support employee resilience and stress management, we hosted virtual learning events with various health and wellness professionals. Similarly, our CEO hosted employee town halls and published weekly communication updates to provide business insights, maintain connection to the company, and answer employee questions. These initiatives enabled us to rapidly adapt to a new normal while maintaining our strong corporate culture, employee health and wellness, and overall productivity.

On the operations side, we took decisive action to protect our field personnel and shelter the company from the unprecedented volatility in commodity prices. Early on, we initiated plans to prepare for COVID-19 in the workplace and tested our emergency response protocols. We adapted work schedules for field operators to reduce crossover during shift changes and instituted new protocols to enable physical distancing. On the financial side, we reduced our capital expenditures and shut-in higher cost production to safeguard cash flow. We also continued to lower our operating costs and any required field travel through improved workflows enhanced by our operational platform. We also relied heavily on our proactive hedging strategy which provided security and flexibility in responding to shifting supply and demand dynamics. Altogether, our response to the COVID-19 pandemic enhanced our resilience and gave us greater confidence in overcoming unforeseen challenges.

Crescent Point, like other energy producers, experienced an unprecedented drop in revenue due to the global COVID-19 pandemic and its impact on oil prices. In 2020, the benchmark price for oil briefly went negative for the first time in history, which was an anomaly within a period of low pricing. We took decisive action in response. We cut our budget, we reduced our dividend, we halted our share repurchases, and we reduced executive and director compensation. In addition, we reduced our workforce by approximately 15% to realign with business requirements. Through these actions, we were able to maintain our viability as an organization and emerge from 2020 in a secure financial position.

As we look to return to the office we will continue to prioritize stakeholder health and safety and ensure the resilience of our operations through our prudent risk management approach.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis (“CD&A”) describes our compensation philosophy and plan, governance practices, corporate highlights, scorecard results, and NEO compensation for the year ended December 31, 2020. You can find detailed information on the following pages:

Named Executive Officers

This CD&A describes the executive compensation decisions made by the Board in 2020 for our NEOs who, as at December 31, 2020, were:

Mr. Craig Bryksa, President and Chief Executive Officer

Mr. Ken Lamont, Chief Financial Officer

Mr. Ryan Gritzfeldt, Chief Operating Officer

Mr. Garret Holt, Senior Vice President, Corporate Development

Mr. Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets

EXECUTIVE SUMMARY

The HRCC is committed to ensuring executive compensation pays for performance and aligns management interests with our business strategy and stakeholders interests, including our shareholders. Each year, the HRCC reviews, and where necessary, revises the company’s compensation design to ensure the design supports these objectives.

Compensation Program Changes

Throughout 2019, the HRCC conducted a comprehensive review of all elements of total rewards, using external advisors, the results of our 2019 employee engagement survey, and feedback collected through shareholder engagement to assist in the process. The Board implemented the results of this compensation program review at the beginning of 2020. Changes to program design and pay mix across the organization were realigned to market, and these changes resulted in a neutral impact to target total compensation. In 2020, the Board approved the following improvements to our compensation design:

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Compensation Plan Improvements

✓	Reset compensation programs around market median.

✓	Introduced a market typical STIP design, where corporate performance is evaluated between 0% to 200% of target. The 2020 STIP scorecard evaluates corporate goal achievement above and below target. The Board rigorously ensured each goal and target included stretch targets and that missing/exceeding a target would warrant a below/above target payout.

✓	Increased the focus and weighting applied to the ESG goals in the STIP scorecard.

✓	Enhanced the STIP design to further drive a pay for performance culture throughout the organization and link compensation to cultural tenets, behaviors, and achievement of individual and corporate goals.

✓	Aligned savings plan contribution levels to market and introduced a matching component.

Amendments to the RSBP

✓	Added a double-trigger to the change of control provision for grants of restricted shares, in alignment with the company’s other long-term incentive plans. The officers also agreed to have the double-trigger apply retroactively to all outstanding grants to officers.

See the ‘2020 Compensation’ section on page 71 of this information circular for more information.

2020 Corporate Strategy and Performance

Throughout 2020, the company continued its focus on returns, capital discipline and cost saving initiatives to further enhance shareholder value. Towards the end of the first quarter, the industry faced numerous challenges as the global COVID-19 pandemic rapidly surfaced and energy prices collapsed, requiring Crescent Point to immediately pivot in response. The management team quickly adapted, mitigated risk, and positioned the business for stability and success.

2020 was an unprecedented year with strong results. The actions taken by the management team demonstrated the company’s resilience and agility, and positioned the company to succeed through this challenging period. Highlights of managements actions include:

✓	Implemented cost efficiencies resulting in a 10% reduction in operating expenses, capital unit costs, and G&A expenses.

✓	Demonstrated disciplined capital allocation and significantly strengthened the balance sheet by reducing net debt by more than $615 million as a result of our infrastructure disposition and excess free cash flow generation.

✓	Revised production guidance, shutting in high-cost production and developing a flexible plan based on commodity price changes throughout the year, resulting in a nimble response as the year progressed, generating $122 million in excess cash flow.

✓	Responded to COVID-19 by prioritizing enhanced safety protocols, employee communication, and mental health and wellness initiatives that maintained strong employee engagement through a period of remote work protecting our valuable human capital.

✓	Broadened ESG initiatives and measurement, including by releasing of our second Sustainability Report and inaugural TCFD report.

Although management’s performance in 2020 was strong, when determining management’s achievement the Board exercised downward discretion in order to ensure the impact of the shifting macro environment on our stakeholders was taken into account when determining NEO compensation.

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The following table summarizes the Board’s assessment of management’s achievement under the one and three-year performance periods applicable to the company’s STIP program and the 2018-2020 PSU awards, respectively:

2020 STIP Award	2018-2020 PSU Award
Scorecard result: 139% (adjusted to 100%)	Scorecard result: 115%

●     Strong financial and operational achievement highlights disciplined decision-making throughout the year

●     Outperformance of ESG goals

●     Nimble adaptation to unprecedented year and execution of strategy leaves the organization well positioned

● Total Shareholder Return (“TSR”) achievement at 41st percentile relative to the 2018-2020 PSU performance peer group ● Strong drilling capital internal rate of return (“DCIRR”) achievement at 100%

See the ‘2020 Corporate Performance’ section on page 69 of this information circular for more details.

2020 Compensation Decisions

In 2020, the Board made decisions designed to motivate, retain, and reward the management team while ensuring alignment with stakeholder interests and the company’s business strategy. The following table summarizes the changes made:

Compensation Element	Decision & Rationale

Salary

Increase: In January 2020, the Board increased CEO & NEO salaries in conjunction with the compensation program review. Mr. Bryksa’s salary was increased by 11%, resulting in second quartile positioning compared to the executive compensation peer group.

Decrease: In May 2020, CEO and NEO salaries were reduced by 15% and 10%, respectively, to align with the impact of the shifting macro environment and the pursuit of other G&A and cost reduction initiatives.

Short-term incentive target	In conjunction with the compensation program review, the Board adjusted CEO & NEO STIP targets. In January 2020, Mr. Bryksa’s STIP target award opportunity was increased to 125% from 100% in alignment with peers. Other NEOs were maintained at 100% or reduced to 80%.

2020 corporate STIP scorecard	The Board evaluated 2020 corporate performance above target in recognition of the strong leadership response to the changing external environment and the successful execution of the company’s strategy. However, downward discretion was exercised by the Board to reduce the corporate achievement multiplier under the 2020 STIP from 139% to 100%.

Short-term incentive payment	NEO payments reflect a downwardly adjusted corporate achievement of 100% and individual achievement multipliers resulting in a year-over-year reduction to NEO total direct compensation.(1)

2020 LTI award	Long-Term Incentive (“LTI”) award values were reduced between 4% and 8% year-over-year.(1)

2018-2020 PSU scorecard and payment	The Board approved the payment of vested PSUs based on a 1.15 performance multiplier following its evaluation of the 2018-2020 PSU scorecard, which was based 2/3 on relative TSR performance and 1/3 on DCIRR achievement.

Cumulative impact on total compensation	Values were reduced by 2% to 5% year-over-year.(1)

Note:

(1)	All NEO total direct compensation was reduced with the exception of Mr. Holt’s due to payments related to his relocation from the US and forgone compensation from his previous employer.

See the ‘2020 Compensation’ section on page 71 of this information circular for more details regarding decisions impacting 2020 executive compensation.

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EXECUTIVE COMPENSATION HIGHLIGHTS

Executive compensation is a key component of our corporate governance practice. The HRCC ensures our executive compensation plan is based on sound decision-making processes and is competitive, pays for performance, drives shareholder value creation, and attracts, retains, and motivates talent. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring executive compensation design links pay outcomes to the execution of our business strategy.

Our Plan Includes and Incorporates:

Pay for Performance

✓	Pay for performance – 86% of President and CEO compensation and 78% of other NEO compensation, on average, is performance contingent
✓	Performance-based vesting – 71% of President and CEO and 58% of other NEO pay mix, on average, is long-term compensation affected by corporate performance and share price
✓	Strategically-aligned incentive metrics and goals
✓	Benchmarking – our compensation and corporate performance is benchmarked to a peer group comprised of size appropriate and industry relevant peers
✓	Comprehensive annual compensation review process
✓	Benefits and perquisites are market competitive and represent a small part of compensation

Aligned with Shareholder Interests

✓	Shareholder feedback is proactively sought annually
✓	Officer share ownership requirements
✓	Shareholder approval required for material Stock Option Plan amendments
✓	Board discretion over all compensation matters
✓	Independent advice received from several external consultants

Adherence to Leading Governance Practice

✓	Clawback policy applies to all executives and all incentive compensation awarded
✓	Anti-hedging policy prohibits hedging share-based compensation
✓	Executive employment agreements aligned with the market norm
✓	Double-trigger provisions applicable in the event of a change of control

Our Plan Does Not Offer:

✗	Repricing of Stock Options
✗	Non-employee director participation in Stock Option Plan
✗	Compensation for dividends on PSUs and RSUs prior to vest
✗	Tax gross-ups
✗	Excessive perquisites
✗	A pension plan

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APPROACH TO EXECUTIVE COMPENSATION

The following section describes our approach to executive compensation including our philosophy, our review process, our approach to market benchmarking, the components of our compensation program, and how the Board exercises discretion in compensation matters.

Compensation Philosophy

The foundation of our compensation design is to align pay with performance. Our compensation programs are designed to link executive compensation outcomes with the execution of our business strategy and to align our approach with shareholder interests. To achieve this balance, our compensation plan is designed to meet the following objectives:

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Annual Compensation Review Process

Our annual compensation review process involves our management, the HRCC, and external compensation advisors, as needed, with ultimate decision-making resting with the Board. Our annual compensation review process follows these steps:

Establish corporate performance metrics and goals - In the first quarter of each year, management recommends to the HRCC for review and recommendation to the Board for approval:

●   Corporate STIP scorecard detailing metrics and performance targets for the year;

●   CEO goals and objectives for the year, and;

●   PSU scorecard metrics for the applicable three-year term and relative TSR performance peer group.

Review market competitiveness, plan design, and governance practices - During the second and third quarter, with the support of management and its external independent consultant, the HRCC:

●   Establishes and recommends to the Board for approval an executive compensation peer group used to evaluate the market competitiveness of compensation decisions and outcomes;

●   Conducts a market competitiveness review of total compensation; and

●   Reviews the compensation plan design and governance practices, taking into consideration shareholder feedback.

Develop recommendations - In the fourth quarter, based on its review, management makes recommendations to the HRCC for consideration. With input from its independent external advisor, the HRCC approves and makes recommendations to the Board for approval, including:

●   Compensation plan design and/or governance changes;

●   Changes to annual target compensation, pay mix and/or LTI mix; and

●   Stress testing proposed changes.

Determine compensation - In the fourth quarter, the President and CEO makes recommendations to the HRCC on each component of officer compensation, taking into account the officer’s role, experience, performance, and peer market data. With input from the independent external consultant, the HRCC recommends to the Board the President and CEO and officer compensation decisions, including salary, STIP outcomes, and annual LTI awards.

Assess corporate performance - On a quarterly basis, management reviews the corporate STIP scorecard with the HRCC to discuss and align on progress to annual goals and expectations. In the first quarter, following the end of each performance year, management analyses corporate STIP achievement and PSU metric achievement against the approved goals and targets and presents the results to the HRCC for review and recommendation to the Board for approval. In its review, the HRCC:

●   Reviews management’s analysis, considers market conditions, and internal and external factors;

●   Consults with its external independent consultant; and

●   Approves and recommends to the Board for approval the STIP and PSU achievement multiples.

Finalize total compensation - The HRCC presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make adjustments where it deems appropriate as compensation outcomes are finalized.

Management

Management monitors governance and industry trends, conducts market analysis and benchmarking, proposes amendments to compensation plans and practices, sets corporate goals and metrics that align with our corporate strategy, sets and evaluates individual executive goals, and makes compensation recommendations to the HRCC for consideration and approval.

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Human Resources and Compensation Committee

The HRCC oversees compensation philosophy, policies, and practices for all executive and staff, and considers any related risks. It also keeps abreast of industry pay plans and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters. The HRCC acts in an advisory capacity to the Board by reviewing management proposals prior to making recommendations to the Board for approvals relating to President and CEO and officer compensation, share ownership requirements, equity incentive plan adoption and terms and conditions, and aggregate staff compensation budget. The Board Chair, in conjunction with the HRCC Chair, is responsible for President and CEO performance evaluation. The HRCC oversees and advises the Board on succession planning, approves employment contracts, reviews share ownership requirements, reviews compensation levels and components, and approves termination settlements.

Board

The Board, based on recommendations from the HRCC, is responsible for approving President and CEO and officer compensation and approving the compensation philosophy of Crescent Point. The Board also oversees the risks associated with our compensation policies and practices. The Board has final decision-making authority on all compensation matters.

Shareholder Engagement on Executive Compensation

We value the opinion of our shareholders. Each year, we seek feedback from shareholders on executive compensation, strategy, and other key corporate governance topics. Through our annual engagement process, which is led by the Board Chair and involves various directors, we targeted shareholders representing, in aggregate, 25% of Crescent Point’s issued and outstanding shares. We value the insights gained through this process, and feedback from these meetings has been incorporated throughout our compensation and governance practices. We are committed to continuing this annual dialogue with our shareholders.

External Compensation Consultant

External consultants are engaged as needed to provide independent advice. Each year since 2014, the HRCC has retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plans and provide feedback on the company’s compensation structure, peer group design, and proposed compensation decisions. Since 2018, Management has engaged Meridian Compensation Partners, LLC to provide guidance on compensation plan design, executive compensation, and PSU peer groups. In 2020, these consultants also played an important role in supporting us as we navigated the impact of the COVID-19 pandemic had on the company. In 2019, the consultants assisted the company in its comprehensive review of compensation programs. We also participate in and use the results of the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, and the Energy Services Executive Compensation Survey, administered by Willis Towers Watson, to assist us in benchmarking executive and employee compensation. The HRCC does not need to pre-approve non-compensation related services provided to management by Mercer (Canada) Limited and Willis Towers Watson.

A summary of compensation consultant fees paid in 2019 and 2020 is outlined below:

Executive Compensation Related Fees	2019 ($)	2020 ($)
Hugessen Consulting Inc.	79,425	64,025
Meridian Compensation Partners, LLC.	42,204	22,861

All Other Fees
Mercer (Canada) Limited, Willis Towers Watson	26,000	17,100

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Benchmarking

We benchmark our compensation and corporate performance against our industry peers. Each year, management and the HRCC analyze the relevant characteristics of our industry peers to identify peer groups for benchmarking executive compensation and evaluating corporate performance. Ultimate peer group approval rests with the Board. The approach the HRCC and management followed to select the 2020 peer groups is outlined below.

Executive Compensation Peer Group

We review our executive compensation peer group annually and use it to benchmark target compensation quantum, pay mix, and plan features to ensure we offer a market competitive pay package for executives. Target compensation is measured against size-appropriate energy industry businesses with which we compete for executive talent. The HRCC uses the following systematic and objective approach to establish the executive compensation peer group:

●	Evaluate exploration and production (“E&P”) companies, peers of our current peers, and proxy advisor identified peers.

●	Include companies with whom we compete for executive talent, which expands the peer group to include some non-E&P companies.

●	Position Crescent Point around the middle of the peer group in terms of market capitalization, revenue, and production. Percentile rankings are included in the chart below (54th, 69th, and 64th percentile):

Applying this approach to select the peer group resulted in a group that included the following 13 companies. These peers are comparable to the company in size (e.g. market capitalization, revenue, and/or production) and included companies with whom we compete for CEO and executive talent. Through this process, we added MEG Energy Corp. and Parex Resources Inc. to the peer group selected for 2020, and removed Ovintiv Inc. and Paramount Resources Ltd. from the peer group.

ARC Resources Ltd.
Baytex Energy Corp.
Cenovus Energy Inc.
Enerplus Corp.
Inter Pipeline Ltd.
Keyera Corp.
MEG Energy Corp.
Parex Resources Inc.
Peyto Exploration & Development Corp.
Seven Generations Energy Ltd.
Tourmaline Oil Corp.
Vermilion Energy Inc.
Whitecap Resources Inc.

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PSU Peer Group

We select a PSU peer group applicable to each PSU grant made to evaluate our relative Total Shareholder Return (“TSR”) performance. In 2019, the HRCC modified its approach to establishing the PSU peer group, selecting companies whose share price performance was strongly correlated with Crescent Point share price performance. Companies with well-correlated share price movements have prices that react similarly to macro-level capital market events. As a result, TSR under- or out-performance compared to a well-correlated peer company is more likely to reflect company-specific factors, not broader capital market events. Based on this method, the following criteria were used again to select the 2020 PSU peers:

●	Canadian and US exploration and production companies and integrated oil and gas companies;

●	Market capitalization between $0.4 billion and $20.0 billion; and

●	Three-year correlation greater than or equal to 0.50.

This approach results in the selection of a large group of industry peers. This minimizes the impact of anomalies or companies dropping out due to acquisition or insolvency. Using this approach, the PSU peer group for our 2020-2022 PSU grants is comprised of 44 Canadian and US exploration and production companies or integrated oil and gas companies, including 11 of our 13 executive compensation peers. See Appendix F: PSU Peer Group on page 112 of this information circular for a complete list of these peer companies.

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Compensation Components

We include a variety of components in the pay mix for our NEOs in order to meet the objectives of our compensation philosophy. In addition, the majority of NEOs’ pay is at-risk, thereby ensuring their pay is aligned with performance.

The following components make up the total compensation package for our NEOs, and includes both fixed and variable compensation components.

Type	Component	Objective	Time frame	Description
Fixed (not at-risk)	Salary	Market competitive fixed compensation for performing day-to-day responsibilities	Ongoing	● Fixed compensation based on role, skills and responsibility ● Established considering peer market data ● Reviewed annually
	Short-Term Incentive (STIP)	Reward based on annual corporate and individual performance	1 Year	● Annual cash award ● Based on STIP scorecard achievement ● Payout range 0-200% of target
	Restricted Share Units (RSUs)	Align compensation with medium-term corporate performance and shareholder interest	3 Years	● Annual grant ● Vest in thirds over three years (ratable vesting) ● May be settled in cash or shares
Variable (at-risk)	Performance Share Units (PSUs)	Align compensation with long-term corporate performance and shareholder interest	3 Years

●   Annual grant

●   Vests after three years (cliff vesting)

●   Realized value is based on common share price at time of vest, accrued dividends, and corporate performance over the three-year performance period, measured by the corporate performance multiplier (0-2x) which for awards granted in 2020 is weighted:

●   50% to Relative TSR

●   25% to 2P Funds Flow Recycle Ratio

●   25% to Strategic and Portfolio Goals

	Stock Options	Align compensation with long-term corporate performance and shareholder interest	Vesting over 4 years Expiry after 7 years

●   Annual grant

●   Back-end weighted four-year vest schedule, with 20% vesting on the first, second, and third anniversaries, and 40% vesting on the fourth anniversary of the grant date

●   Expires on the seventh anniversary of the grant date

Other Compensation	Benefits	Market competitive benefits

●   Extended health and dental, group life, accidental death and dismemberment, critical illness, and disability insurance

●   Non-taxable health spending account and taxable personal spending account

●   Retirement savings plan of up to 10% of salary (3% plus matching up to 7%)

●   Executive medical

●   Limited perquisites (i.e. parking)

●   We do not have a pension plan

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Board Discretion

The Board retains discretion over all compensation matters. This includes when to exercise discretion to ensure executive compensation levels are consistent with our compensation philosophy and properly reflect corporate performance and market conditions, and are aligned with the shareholder experience. See the ‘2020 Compensation’ section on page 71 of this information circular for details on the discretion applied to salary and STIP in 2020.

The Board and HRCC utilized the following guiding principles for evaluating performance in 2020:

1.	Consideration of the shareholder experience, including the upside or loss of value experienced throughout the year;
2.	The extent to which outside factors played a role in corporate performance outcomes and the company’s ability to adapt;
3.	Alignment with the stakeholder experience, including employees, contractors, suppliers, and the external market; and
4.	Affordability.

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2020 CORPORATE PERFORMANCE

Corporate Performance

When determining executive compensation levels, the HRCC and Board consider incentive plan achievement levels, the company’s overall performance, and the performance of each executive.

In 2020, Crescent Point’s management team continued to significantly improve the company’s balance sheet strength and sustainability despite an extremely challenging year for the energy industry. The pandemic brought with it unique challenges. We faced these challenges by changing the way we do things in such a way that the cost reductions and efficiencies we achieved are sustainable over time. Through these actions, management strengthened the company and positioned it to continue to enhance value for its shareholders. Subsequent to year-end 2020, the company announced the $900 million acquisition of Kaybob Duvernay assets in Alberta. This strategic acquisition strengthens the company’s expected free cash flow generation, leverage ratios and depth of high-quality inventory, within a transaction that is highly accretive on all financial metrics. A detailed summary of our key achievements during the year are listed below.

Strategy

●	Successfully managed through the oil crisis, preserving the company’s long-term asset value while enhancing our financial flexibility and long-term sustainability.
●	Established a new purpose-led strategy with core convictions and guiding principles.
●	Identified key metrics, profit-enhancing opportunities and an optimal portfolio strategy centered around long-term value creation for shareholders.
●	Responded effectively to changing short-term and long-term dynamics within the energy industry in order to remain competitive.

Cost Efficiencies and Sustainability

●	Budgeted operating expenses were reduced by approximately 10% through the continued optimization of workflows and the implementation of the company’s operational technology (OT) platform.
●	Average per well capital costs lowered by over 10%, which reductions were achieved, in part, through improved internal efficiencies resulting from supply chain initiatives, drilling and completion optimization and the benefits of knowledge transfer within the company’s asset portfolio.
●	Reduced G&A expenses throughout the year by over 10%, further enhancing the company’s cost structure.
●	Moderated base decline rate by approximately 5%, driven by disciplined capital allocation and the continued advancement of our decline mitigation programs, including the conversion of approximately 135 net wells to water injection wells.

Balance Sheet Strength and Disciplined Capital Allocation

●	Strengthened our balance sheet reducing our net debt by over $615 million, or over 20%, from approximately $2.8 billion at year-end 2019 to less than $2.2 billion.
●	Demonstrated significant flexibility by reducing 2020 budgeted capital expenditures by over 40%, as a result of ongoing cost efficiencies and capital discipline, in response to weak commodity prices.
●	Maintained a strong financial liquidity position, despite a challenging year, with over $2.6 billion of unutilized credit capacity at year-end 2020.
●	Introduced a shareholder aligned capital allocation framework to the market to increase the transparency of the company’s capital allocation process.
●	Remained active in our hedging program to protect against commodity price volatility, resulting in approximately $250 million of hedge-related gains during 2020.

Additional COVID-19 Response

●	Implemented heightened safety protocols to protect the health and safety of all stakeholders, including adopting rigorous physical distancing protocols within its field operations, advanced digital technology throughout the organization, adopted a work from home policy for employees and held a virtual annual general meeting for shareholders.
●	Enhanced safety protocols to allow staff to return to the office, under government guidelines. These robust practices are expected to allow us to again return safely to the office as the guidelines dictate.
●	Increased employee communication, including through the roll out of leader resources to support a hybrid workforce mental health resources and wellness initiatives.
●	Lowered base salaries for executives and the cash component of the Board of Directors retainer by 10% to 15%.
●	Preserved the long-term value of our assets and enhanced the company’s financial flexibility by voluntarily shutting-in higher-cost production during a period of extremely weak commodity prices. Production that was deemed economic was reactivated later in the year in a disciplined, returns focused manner.
●	Revised our dividend and deferred our share repurchase program subsequent to first quarter 2020 to provide additional financial flexibility in light of the weak commodity price environment.

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Environment, Social and Governance Performance

●	Continued to improve our ESG performance and disclosure, including through the release of our second Sustainability Report, which is available at www.crescentpointenergy.com.
●	Enhanced our risk management reporting in 2020 through the publication of our TCFD.
●	Achieved a new five-year low in LTIF rates further demonstrating the company’s strong safety culture.
●	Continued the roll out of behaviour-based safety training for field staff, operations personnel, and corporate leaders.
●	Increased ESG accountability throughout the organization by including a new target to reduce Greenhouse Gases (“GHG”) emissions by 30% by 2025, and by incorporating ESG metrics into the company’s capital allocation framework, vendor selection process and compensation program.
●	Reduced freshwater use in our Flat Lake resource play by approximately 15% by further optimizing well completions.
●	Decommissioned and reclaimed approximately 300 wells as part of our commitment to reduce our inactive well count.
●	Completed an ESG roadshow led by the Board that included participation from three directors, including the Board Chair. In total, shareholders owning over 25% of common shares were targeted as part of the company’s ongoing shareholder outreach program.
●	Maintained strong gender diversity throughout the organization with 40% of supervisory roles and 33% of independent directors being female, including the Board Chair.

Stakeholder Engagement

●	Conducted approximately 130 investor meetings, attended 11 conferences, held over 70 meetings with analysts and held five conference calls.
●	Increased stakeholder engagement through the timely issuance of press releases addressing strategy, quarterly performance and our response to changing market conditions.
●	Donated approximately $1.7 million to local charitable organizations and community groups supporting 317 individual organizations. Our contributions continue to center around enhancing education, infrastructure, health, safety and the environment within the various communities.
●	Crescent Point employees volunteered more than 1,000 hours in 2020 to support local organizations. Approximately 80% of the company’s head office employees volunteered two or more hours within the community during 2020. These volunteer activities were planned safely with all health regulations in mind.

Employee Engagement

●	Conducted an employee engagement survey in 2020 with Willis Towers Watson and achieved a response rate of 97% and a new high in engagement with an industry leading score of 91%.
●	Throughout 2020, seven employee town halls were held with a live broadcast to field and US offices to provide timely updates to employees about upcoming organizational changes, company performance and safety matters. At each town hall, employees had the opportunity to ask the CEO questions on any topic.
●	Advanced leadership assessment, training and development as part of the employee value proposition and succession planning.
●	Introduced a flexible work pilot program designed to support employees by offering flexible remote work arrangements.

By delivering a year of success built on the foregoing achievements, the management team demonstrated its resilience and agility, and positioned the company for further success.

See the ‘Short-Term Incentive Plan’ and ‘Long-Term Incentives’ sections on pages 71 and 75 of this information circular for 2020 scorecard metrics and evaluation.

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2020 COMPENSATION

The HRCC and Board are committed to ensuring our compensation programs fully align with our pay for performance philosophy. We do so by having our total target compensation reflect our business strategy, deliver rewards based on corporate performance, and shareholder experience. In 2020, the HRCC and Board further enhanced our executive compensation practices by strengthening the alignment between corporate performance and pay. The following sections summarize the executive compensations decisions approved by the Board during 2020.

Total Direct Compensation

The HRCC benchmarks each element of NEO pay, total direct compensation and pay mix against the executive compensation peer group. Pay at-risk makes up 86% of CEO pay, and 78% of NEO pay on average (excluding one time payments relating to Mr. Holt’s hire). Ensuring a significant portion of pay is at risk is consistent with our pay for performance philosophy where realized pay is linked to corporate and individual performance evaluation and share price performance.

Salary

Salaries are reviewed annually and are determined taking into account the executive’s role, responsibilities, experience, performance, and peer market data. The Board approved salary increases effective January 1, 2020 as part of its annual review process and in conjunction with the review of all compensation programs. Mr. Bryksa was awarded an 11% increase, which resulted in 27th percentile salary positioning within the executive compensation peer group. In May 2020, to align with the impacts of the shifting external environment, the Board and management team determined that it was prudent to reduce executive compensation and implement other G&A and cost reduction initiatives. Accordingly, the CEO’s salary was reduced by 15% and all other Executive salaries were reduced by 10% for the remainder of the year. This change resulted in the CEO’s earned salary being positioned at the 18th percentile compared to the executive compensation peer group.

Short-Term Incentive Plan

The short-term incentive plan (STIP) is an annual cash award designed to motivate and reward employees for achieving strategically-aligned metrics and goals set early in the year. In 2020, the Board made significant changes to the STIP by refreshing the STIP scorecard, realigning targets to market practice, and introducing a new STIP formula.

Key Features

●	Target opportunity is set to target the 50th percentile of the executive compensation peer group.
●	Two components: corporate and individual, each evaluated between 0% - 200% of target.
●	Corporate performance is measured using threshold, target, and max goals.
●	Corporate weighting increases with level of position.

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The STIP target, payout range, and weightings for the CEO and other NEOs are as follows:

	STIP Target	Range of	Weighting
Executive	(% of Salary)	Opportunity	Corporate	Individual
Craig Bryksa	125%		80%	20%
Ken Lamont	100%		70%	30%
Ryan Gritzfeldt	100%	0 - 200%	70%	30%
Garret Holt	80%	of target	70%	30%
Brad Borggard	80%		70%	30%

STIP Formula

STIP Process

The HRCC, Board, and management complete an annual goal setting process where goals are aligned with the achievement of the corporate strategy for the year. Individual objectives, in support of corporate goals, are also set at the beginning of the year. At the end of the year, the HRCC and management review Crescent Point’s performance against the pre-determined goals to determine annual corporate and individual performance. The HRCC then recommends final achievement results to the Board for approval.

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STIP Scorecard

The STIP scorecard is designed to evaluate annual corporate performance against the achievement of a combination of financial, operational, health & safety, environment, stakeholder relations, people and culture, and strategy goals. Each quantitative goal has a threshold, target, and max identified at the beginning of the annual performance period. Achievement must be above threshold to trigger payout for each goal.

In 2020, the Board introduced a new scorecard to evaluate corporate performance for the year, which scorecard added a 0-200% range of evaluation and threshold, target, and max goals. Previously, the STIP scorecard evaluation range was 0-125% and max goals were not identified. The Board typically limits the corporate performance measurements within the STIP scorecard to specific quantitative targets. However, because forecasting was very difficult in the context of the pandemic and oil market, the Board included a selection of qualitative financial targets in 2020, allowing for a more holistic evaluation of corporate achievement in the year. The Board has reverted to utilizing quantitative financial targets in the 2021 STIP scorecard.

The following additional enhancements were also made to STIP goals for the 2020 STIP award:

✓

Environment success is now evaluated separately from Health & Safety, and the weighting applied to environment goals was increased, highlighting the increased focus and importance  the company has placed on environmental and ESG performance across the organization.

✓	Increased weighting of ESG goals to 30% with the inclusion of Health & Safety (10%), Environment (10%), and Stakeholder relations, People and Culture (10%) goals.
✓

Addition of new Stakeholder Relations, People and Culture goals, principally fostering positive relationships and engagement with our various stakeholders, including shareholders, employees, lenders, government and regulatory bodies, suppliers and contractors, and the communities in which we operate.

✓

New Strategic measures added to support the execution of  short-term strategic initiatives, including the development and advancement of a short-term strategy to manage through the oil crisis and pandemic.

STIP Achievement

The Board determined that the company’s 2020 corporate performance was above target. In doing so, the Board recognized management’s strong leadership and response to the challenging macro environment caused by the oil price collapse and COVID-19 pandemic, and the successful execution of the company’s strategy. Considering the unprecedented macro environment, together with the experience of our stakeholders in 2020, management recommended, and the Board approved, the use of downward discretion on the corporate achievement multiplier from 139% to 100%. The following table outlines the 2020 STIP scorecard and final achievements, as approved by the Board.

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STIP Category	Weight	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Payout Level
Financial & Operational	50%					57.5%
Cost reduction initiatives (Opex, G&A)(1)	10%		Decrease		Decrease	15.0%
Debt & liquidity management initiatives	10%		Execute		Execute	10.0%
Capital allocation optimization	10%		Execute		Execute	12.5%
Annual D&C Capital efficiency ($ boe/d)	10%	$20,300	$19,300	$17,500	$16,592	20.0%
Year-over-Year 2P NAV	10%	$10.04	$10.57	$11.31	$9.24	0.0%
Environmental, Social, and Governance (ESG)	30%					51.4%
Environment	10%					19.9%
Reduce spill count, >5m3	2.5%	35	33	28	24	5.0%
Reduce total volume of reportable spills (m3)	2.5%	1,750	1,250	675	699	4.9%
Absolute GHG emissions reduction (CO2)	2.5%	18%	22%	26%	36%	5.0%
Leak detection initiatives	2.5%	80%	90%	100%	100%	5.0%
Health & Safety	10%					19.0%
SIF	2%	0.25	0.22	0.16	0.15	4.0%
LTIF	2%	0.13	0.12	0.07	0.06	4.0%
Incident investigations & remediations	2%	80%	90%	100%	96%	3.1%
BBS leadership safety training	2%	80%	90%	100%	99%	3.9%
Hazard ID’s	2%	10%	15%	20%	20%	4.0%
Stakeholder Relations, People and Culture	10%				Target	12.5%
Assessment takes into consideration management’s active role in fostering positive relationships and engagement with investors, lenders, suppliers, employees and community stakeholders
Strategic	20%					30.0%
Development/advancement of long-term strategy framework and overall strategy including short-term strategy shifts managing through oil crisis and pandemic				Significant progress
STIP achievement level						139%
STIP achievement level after Board discretion applied						100%

Note:

(1)	The impact of government wage subsidies related to COVID-19 was excluded when calculating the success of the cost reduction initiatives.

2020 STIP Award

The total NEO STIP award is determined based on corporate performance, individual performance, and the exercise of Board discretion where applicable. In 2020, the Board applied downward discretion to all NEO STIP awards, by reducing corporate achievement to 100% and reducing individual achievement multipliers, resulting in a reduction in NEO total direct compensation in 2020.(1)

Note:

(1)	All NEO total direct compensation was reduced with the exception of Mr. Holt’s due to payments related to his relocation from the US and forgone compensation from his previous employer.

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Long-term Incentives

Our Long-Term Incentive (“LTI”) program is designed to align the interests of our executive team with shareholder interests. The combination of the LTI plan types we have adopted balance long-term performance evaluation, and relative, and absolute share price performance. Our LTI program consists of three share-based compensation components: PSUs, RSUs and Stock Options. The LTI award value for each NEO is established annually taking into account the officer’s role, experience, performance, peer market data, and internal equity. The LTI award value is split between the three components based on the company’s desired LTI mix for each NEO, which mix is reviewed annually.

LTI Plan Summary

The following table summarizes the types of LTI we provide to our NEOs and key features of each plan.

	Performance Share Units	Restricted Share Units(1)	Stock Options(2)
Purpose	Align compensation with long-term corporate performance and shareholder interest	Align compensation with medium-term corporate performance and shareholder interest	Align compensation with long-term corporate performance and shareholder interest
LTI mix	70%	20%	10%
Grant frequency	Annual, beginning of 3-year performance period	Annual, end of first quarter	Annual, end of first quarter
Grant methodology	Award value divided by 5-day VWAP at time of grant	Award value divided by 5-day VWAP at time of grant	Award value divided by fair market value at time of grant
Term	3 years	3 years	7 years
Dividends	Paid in cash following vest	Paid in cash following vest	None
Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%	4-year ratable, backend weighted 20%/20%/20%/40%
Payout	Cash	Cash or Shares	Cash or Shares
Vest price	5-day VWAP at time of vest	5-day VWAP or share price at time of vest	Difference between share price at time of exercise and strike price
Share reserve(3)	None	14,708,126	9,997,944
Change of control	Outstanding PSUs, RSUs, and Options vest in the event of a double-trigger change of control

Notes:

(1)	Staff are eligible for a cash settled LTI plan.
(2)	Our Stock Option plan allows for net settlement where shares are only issued to cover the proceeds, thereby minimizing the impact of the plan on dilution.
(3)	The RSU and Stock Option reserve balances reflects the common shares reserved for issuance under the plans as at March 16, 2021.

Long-term Incentive Mix

The Board takes into consideration shareholder feedback, market practice, vesting schedule, prior grants and plan type when setting the LTI mix. The 2020 LTI mix was set at 70% in PSUs, 20% in RSUs, and 10% in Stock Options.

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Long-term Incentive Grant Cycle

Our annual LTI awards follow a structured cadence whereby the vesting of past awards coincides with the grant of the new awards. The symmetry between the grant and vest practices for each share-based compensation component ensures the grant and vest market prices are aligned. PSUs are granted at the beginning of the three-year performance period. RSUs and Options are granted following the end of the first quarter.

Long-term Incentive Vesting

The LTI vest profile provides a mix of ratable and cliff vesting up to four years, ensuring value is realized over the long-term, and is linked to both absolute and relative total shareholder return.

For more information on the LTI components see Appendix C on page 104: Restricted Share Bonus Plan, Appendix D on page 107: Stock Option Plan, and Appendix E on page 110: Performance Share Unit Plan to this information circular.

Performance Share Units

PSUs align pay with corporate performance over the long-term. The performance metrics and relative TSR peer group for each PSU grant are approved by the Board at the beginning of each three-year performance period. PSUs vest at the end of the three-year performance period.

The following table summarizes the PSU scorecards for the past three years of PSU grants:

Metric	2018-2020(1)	2019-2021	2020-2022
Relative TSR	67%	50%	50%
DCIRR	33%
2P Funds Flow Recycle Ratio(2)		25%	25%
Strategic and Portfolio(3)		25%	25%

Notes:

(1)	A 2018-2020 PSU scorecard adjustment was approved by the Board in 2019 (unrelated to COVID-19 impacts). See the ‘PSU Achievement’ section on page 77 of this information circular for details of this change.
(2)	2P Funds Flow Recycle Ratio is calculated as 2P finding and development costs divided by adjusted funds flow netback.
(3)	Strategic and portfolio evaluates results on achievement of strategic objectives, developing people, ESG performance, and management performance in relation to achievement of strategy. As part of Crescent Point’s strategy to deliver value to its stakeholders, the company will look to maintain a resilient and sustainable asset portfolio of high-return assets with a continued focus on balance sheet strength. Progress is reviewed annually, with final achievement based on a final assessment of performance over the three-year performance period.

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For PSUs granted in 2020, the 2020-2022 performance metrics and levels are:

PSU Metrics with 3-year Performance Period (2020-2022)	Weight	Threshold		Target		Max
Total Shareholder Return relative to PSU peer group (Relative TSR)(1)	50%	P25		P50		P75
● Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the three-year period
2P Funds Flow Recycle Ratio	25%	1.0	x	1.2	x	1.9	x
● Measures efficiency of our capital program and profitability of our assets
Strategic and Portfolio	25%
● Measures execution of the strategic plan

Note:

(1)	See the ‘PSU Peer Group’ section on page 66 of this information circular for our approach to selecting 2020 relative TSR performance peers for percentile rank evaluation. A list of our 2020 PSU performance peers can be found in ‘Appendix F’ of this information circular.

When PSUs vest, a payout multiplier of nil to two times is applied, depending on the level of achievement. The PSU payout multiplier ensures meaningful participation in the upside when performance is superior and below target to zero value if the company underperforms over the three-year performance period.

Definitions for 2P Funds Flow Recycle Ratio and adjusted funds flow netback per boe can be found in the ‘Non-GAAP Financial Measures’ section on page 98 of this information circular.

PSU Achievement

The Board evaluated and approved a 1.15 achievement for the 2018-2020 PSU performance period for the PSUs vested on December 31, 2020. In 2018, part-way through the three-year PSU performance period, Crescent Point put in place a new management team and significantly changed the strategic direction of the company. With this change, the company transitioned its focus from growth to deleveraging, which involved maximizing existing core assets, reducing debt and completing dispositions. In 2019, in order to ensure the company rewarded the achievement of this new strategic direction, the Board approved the adjustment of the PSU metrics used to measure achievement. The original metrics equally weighted Relative TSR, debt adjusted production per share (“DAPPS”) and DCIRR at one third each. Since DAPPS is a measure of production growth, which is no longer a strategic priority, the Board approved the removal of DAPPS from the calculation of results, resulting in Relative TSR having a 66.7% weighting (up from 50%) and DCIRR having a 33.3% weighting (up from 25%). DCIRR is used to measure efficient capital allocation, long-term corporate profitability, and shareholder return. It is calculated using our actual audited drilling, completion and tie-in costs, and using our independent reserve engineering price deck and reserve assignments. Annual results are then averaged.

The following table outlines the PSU achievement for the three-year performance period ended December 31, 2020, as approved by the Board. The Board did not make any adjustments to outstanding PSU scorecards or measurement of performance in 2020.

PSU Metric	Weight	Achievement(1)	Weighted Payout Multiple
Relative TSR(2)	66.7%	P41	0.49
DCIRR	33.3%	100%	0.66
Aggregate Payout Multiple			1.15

Notes:

(1)	Metric result: Relative TSR: 41st percentile, DCIRR: 57%.
(2)	The TSR is calculated for the three-years ending December 31, 2020.

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The value of vested PSUs is calculated using the following formula:

Restricted Share Units

RSUs enhance executive and shareholder alignment over time, provide retention value in a volatile commodity price environment, and create an ownership culture where management acts and thinks like shareholders. RSUs are full value notional grants of units that track the common share price over the vesting period. RSUs vest in thirds over three years.

Stock Options

Stock Options reward executives for absolute share price growth, aligning executives with shareholder interests. Our Stock Options have a ratable vest profile that is longer than most plans with back-end weighting in the fourth year, ensuring that Stock Options reward long-term and sustained share price improvement. Stock Options expire seven years from the date of grant.

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2020 NEO COMPENSATION

CEO Achievements

The Board’s assessment of 2020 CEO performance (based, in part, on previously set goals and objectives) was that Mr. Bryksa performed very well, which in normal circumstances, would have awarded him a STIP award between target and maximum. Considering the unprecedented macro environment, together with the experience of multiple stakeholders during 2020, management recommended, and the Board concurred, with the use of downward discretion on the corporate performance component of the STIP award. The Board also applied significant downward discretion on the individual performance component of Mr. Bryksa’s STIP award, resulting in Mr. Bryksa’s STIP award and his total compensation package being reduced compared to 2019. This decision by the Board in no way reflects upon the confidence the Board has in Mr. Bryksa, and Mr. Bryksa concurred with the Board’s actions.

CEO Key Achievements:

1.	Protected and enhanced the balance sheet during unprecedented global events. Through the following actions, the company generated approximately $122 million of excess cash flow in the worst oil price collapse in history, including:

●	debt reduction,
●	operating expense reductions,
●	reductions in drilling costs,
●	G&A reductions,
●	effectively and safely shutting in uneconomic volumes quickly, and
●	bolstering the hedge book during the year.

2.	Kept employees and contractors safe and continued outreach with all of our critical stakeholders.

●	Created a strong safety-centric culture which has allowed CPG to deliver multi-year low lost time and SIF incident levels and exceeding all Health, Safety & Environment (“HSE”) targets in the 2020 STIP scorecard during a confusing and uncertain time. With CEO Leadership, provided clear policies and practices that allowed employees to quickly continue to work productively from home environments and provided employees and contractors that were on-site critical field staff, to work in a COVID responsible and safe manner.

●	Robust and regular communication with our employees, communities, contractors, vendors, lenders, and core shareholders to update them on a regular basis to ensure their needs were being met and receive feedback on how Crescent Point can continue to work in good partnership with them during this volatile period.

3.	Made significant strides toward achieving long-term vision of the company. With input from the Board, significantly advanced the thinking and decisions on critical components of corporate strategy including ESG strategy and setting target emissions goals, a clear portfolio strategy regarding asset plays and a leading-edge people strategy to ensure we have the right skills and culture for the longer term.

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CEO Awarded Compensation

When making compensation decisions, the Board considers compensation award value compared to TSR performance and peer companies. The following graph compares Crescent Point’s three-year average CEO awarded compensation and three-year TSR with the companies in the executive compensation peer group. Crescent Point’s positioning illustrates alignment between CEO awarded pay and TSR performance over the past three years.

Due to reporting lags, the chart compares Crescent Point CEO awarded compensation in 2018, 2019, and 2020 with peer CEO awarded compensation reported in 2017, 2018, and 2019. Awarded compensation includes the value of salary and STIP paid in the year, plus the value of long-term incentives granted in the year.

CEO Realized Compensation

The Board is committed to maintaining a strong link between executive compensation and corporate performance. Looking back on compensation outcomes compared to TSR performance and peer companies is one way the Board reviews the effectiveness of its compensation decisions. The following graph compares Crescent Point’s three-year average CEO realized compensation and three-year TSR with the companies in the executive compensation peer group. Crescent Point’s positioning illustrates alignment between CEO realized pay and TSR performance over the past three years. Due to a variety of factors, including the erosion of oil prices and the COVID-19 pandemic, CEO total realized compensation over the past three years has been significantly lower and is aligned with shareholder experience in these years.

Due to reporting lags, the chart compares Crescent Point CEO realized compensation in 2018, 2019, and 2020 with peer CEO realized compensation reported in 2017, 2018, and 2019. Realized compensation includes the value of salary and STIP paid in the year, plus the value of long-term incentives vested in the year.

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The following table summarizes Mr. Bryksa’s awarded and realized compensation reflected in the charts above:

	2018		2019		2020
Component (1)(2)(3)	Awarded	Realized	Awarded	Realized	Awarded	Realized
Salary	0.3	0.3	0.5	0.5	0.5	0.5
STIP	0.3	0.3	0.5	0.5	0.5	0.5
Share-based & Options	1.9	0.5	2.6	0.5	2.5	0.5
Total	2.5	1.1	3.6	1.5	3.5	1.5

Note:

(1)	In $ millions.
(2)	Awarded value reflects the earned salary, STIP value plus share-based and options award value reported granted in the year.
(3)	Realized value reflects the earned salary and STIP reported in the year. Share-based and Options reflect the value vested in the year.

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Executive Biographies

The following biographies provide an overview of each Named Executive Officer’s role, responsibilities, 2020 total compensation, comparison to 2019 compensation, compensation at risk, and share ownership.

CRAIG BRYKSA		PRESIDENT and CHIEF EXECUTIVE OFFICER
	President & CEO since: May 29, 2018 Crescent Point since: 2006	Mr. Bryksa is responsible for Crescent Point’s overall leadership, vision, and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and business plan. His role includes overall accountability for operating our business, managing risk and creating long-term sustainable value for our shareholders. Mr. Bryksa was appointed President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018.
Key Achievements:

●   Protected and enhanced the balance sheet during unprecedented global events.

● Kept employees and contractors safe and continued outreach with all of our critical stakeholders.

●   Made significant strides toward achieving long-term vision of the company.

See the ‘2020 NEO Compensation’ section on page 79 of this information circular for details on CEO achievements in the year.

		Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(2)(3)	Share Ownership

Notes:

(1)	Mr. Bryksa has met his ownership requirements as of March 16, 2021. See the ‘Executive Ownership Requirements’ section on page 90 of this information circular for details.
(2)	Compensation value reflects salary and STIP earned in the year, share-based and options award value granted in the year, and all other compensation including the value of savings. Savings is included with salary in the summary compensation table for 2019 and, therefore, differs from the value in the chart.
(3)	All other comp includes savings, benefits, parking and memberships. Value is not displayed on chart but is represented in the total (2019: $41,185; 2020: $51,020).

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KEN LAMONT		CHIEF FINANCIAL OFFICER
Chief Financial Officer since: January 1, 2016 Crescent Point since: 2005

Mr. Lamont is responsible for all aspects of Crescent Point’s finances as they relate to accounting, financial reporting, treasury, tax, risk management, and supply chain. Mr. Lamont also plays a central part in supporting the company’s business strategies, including its acquisition and divestiture activities.

		Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(2)	Share Ownership

RYAN GRITZFELDT	CHIEF OPERATING OFFICER
Chief Operating Officer since: June 19, 2018 Crescent Point since: 2004

Mr. Gritzfeldt is responsible for Crescent Point’s production and development activities across our asset base. His focus is on creating shareholder value through innovative development of the company’s assets in a safe and capital-efficient manner. Mr. Gritzfeldt is also responsible for our environmental, health and safety programs.

	Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(2)	Share Ownership

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GARRET HOLT	SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
Senior Vice President, Corporate Development since: September 30, 2019 Crescent Point since: 2019

Mr. Holt joined the organization in 2019 and is responsible for leading strategy, portfolio management, and corporate development, including geology, reserves, reservoir engineering, land, and joint venture functions.

		Meets ownership requirement:(1)	Yes

Pay Mix(4)	Compensation(2)(3)(4)	Share Ownership

BRAD BORGGARD SENIOR VICE PRESIDENT, CORPORATE PLANNING & CAPITAL MARKETS
Senior Vice President, Corporate Planning & Capital Markets since: June 19, 2018 Crescent Point since: 2010	Mr. Borggard is responsible for corporate planning activities supporting strategy and portfolio management. He also oversees investor relations and the commodity marketing group.
	Meets ownership requirement:(1)	Yes

Pay Mix	Compensation(2)	Share Ownership

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Notes:

(1)	All NEOs meet or exceed their ownership requirements as of March 16, 2021. See the ‘Executive Ownership Requirements’ section on page 90 of this information circular for details.
(2)	Compensation value reflects salary and STIP earned in the year, share-based and options award value granted in the year, and other compensation including the value of savings. Savings is included with salary in the summary compensation table for 2019 and, therefore, differs from the value in the chart.
(3)	All other compensation within Mr. Holt’s Pay at-risk chart excludes a $200,000 payment in 2020 related to his relocation from the US and forgone compensation from his previous employer
(4)	Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $350,000 payment in 2019 and $200,000 payment in 2020 related to his relocation from the US and forgone compensation from his previous employer.

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Cost of Management

The cost of management ratio expresses the total compensation paid or awarded to our NEOs as a percentage of Crescent Point’s cash flow from operations as indicated in the following table. Cost of management increased in 2020 as a result of lower cash flow from operations related to the impact of the COVID-19 pandemic and the decline in oil price in 2020.

	2018	2019	2020
Total NEO compensation(1)(2)	10.8	11.2	11.0
Cash flow from operations(2)	1,748.0	1,742.9	860.5
Cost of management ratio	0.62%	0.64%	1.28%

Notes:

(1)	Total NEO compensation for the top five most highly paid executive as set forth in the information circular for that year.
(2)	In $ millions.

Common Share Performance

For the year ended December 31, 2020, Crescent Point’s TSR was -48%. This performance can largely be attributed to macroeconomic factors, the biggest of which was significant commodity price weakness through much of the year. As a result of falling global oil demand related to the COVID-19 pandemic, the global supply war initiated by OPEC+ members in early first quarter and general uncertainty around global macroeconomic conditions, benchmark oil prices experienced significant volatility with prices hitting historic lows.

Added to commodity price headwinds, the equity performance of the energy sector lagged other industries, such as technology, health care and defensive sectors, that benefited from COVID-19. This weak relative performance, coupled with energy’s minimal weighting in the overall composite index, limited investor interest beyond the larger capitalized energy equities despite a gradual improvement in commodity prices late in the year.

Despite a very challenging backdrop, Crescent Point took significant positive steps throughout 2020 to further enhance its key pillars of balance sheet strength and long-term sustainability. The company reduced its net debt by over $615 million, moderated its decline rate by approximately 5% and further enhanced its cost structure, including an approximate 10% reduction in both operating expenses and average per well capital costs. These successes were underpinned by a commitment to ESG, including increased transparency and accountability with a new target to reduce emissions intensity by 30% by 2025.

Crescent Point’s TSR in 2020 was in-line with the average of its oil-weighted direct peers and lagged behind the S&P/TSX Capped Energy Index (-35%) and the S&P/TSX Equal Weight Oil & Gas Index (-27%). Gas weighted companies performed relatively well during the year resulting from lower associated gas production as a result of reduced oil drilling activity. Certain oil and gas producers that announced accretive acquisition opportunities during the years also performed well on a relative basis. Since the new management team was appointed in early September 2018, Crescent Point’s TSR for the period ending March 16, 2021 (-28%) is in-line with the S&P/TSX Capped Energy Index (-32%) and has slightly underperformed the S&P/TSX Equal Weight Oil & Gas Index (-19%). Since the formation of its new management team in September 2018, Crescent Point’s TSR was -28% in comparison to -44% for the average of its oil-weighted direct peers.

The company established a defensive and disciplined capital program for 2021 that is fully funded at approximately US$40/bbl WTI and is expected to generate significant excess cash flow at higher commodity prices. Crescent Point will remain disciplined in its capital allocation with a targeted reinvestment rate below 75%, allowing for significant free cash flow generation and enhanced shareholder returns as commodity prices improve.

On February 17, 2021, Crescent Point announced its strategic entry into the Kaybob Duvernay play in Alberta with the acquisition of approximately 30,000 boe/d from Shell Canada Energy. The transaction is expected to be accretive on all per share metrics and is expected to improve both the company’s leverage ratios and free cash flow outlook in 2021 while providing a long-term inventory of high-return drilling locations. Crescent Point will remain active in evaluating potential acquisition and disposition opportunities to further optimize its asset portfolio and enhance its balance sheet and sustainability.

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Five-year Common Share Performance and Trend in Executive Compensation

The following graph illustrates changes in total shareholder return from December 31, 2015 to March 16, 2021, assuming an initial $100 investment in common shares on December 31, 2015 with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Composite Index, and Equal Weight Oil & Gas Index. The five-year trend in NEO total compensation reflects the new management team appointed in 2018 and illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years.

Five-year Total Shareholder Return(1)

Note:

(1)	Mr. Bryksa was promoted to interim President and CEO on May 29, 2018, on September 5, 2018 he was appointed President and CEO.

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EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table provides a summary of compensation paid to our NEOs for the years ended December 31, 2020, 2019, and 2018.

					Non-equity incentive plan compensation
Name and Position	Year	Salary(1) ($)	Share- based awards(2) ($)	Stock Option- based awards(3) ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other compensation(4) ($)	Total Compensation ($)
Craig Bryksa	2020	450,000	2,232,700	249,973	523,125	—	—	51,020	3,506,818
President and Chief	2019	477,000	2,335,901	249,999	523,125	—	—	14,185	3,600,210
Executive Officer(5)	2018	352,947	1,429,070	478,661	296,340	—	—	10,431	2,567,449
Ken Lamont	2020	373,333	1,071,693	119,987	417,330	—	—	57,348	2,039,691
Chief Financial Officer	2019	371,000	1,167,945	124,999	406,875	—	—	77,328	2,148,147
	2018	349,800	1,120,657	427,050	293,700	—	—	20,101	2,211,308
Ryan Gritzfeldt	2020	364,000	1,027,039	114,987	412,750	—	—	40,858	1,959,634
Chief Operating Officer(6)	2019	371,000	1,121,225	119,999	390,600	—	—	14,481	2,017,305
	2018	337,941	1,032,847	380,250	283,740	—	—	9,499	2,044,277
Garret Holt	2020	336,000	781,444	87,490	312,015	—	—	239,491	1,756,440
Senior Vice President, Corporate Development(7)	2019	87,430	1,040,485	87,000	76,706	—	—	369,274	1,660,895
Brad Borggard	2020	350,000	937,732	104,989	312,015	—	—	40,117	1,744,853
Senior Vice President, Corporate Planning and Capital Markets(8)	2019	339,200	1,027,797	109,999	297,600	—	—	9,553	1,784,149
	2018	318,000	959,467	365,625	267,000	—	—	9,460	1,919,552

Notes:

(1)	Amounts reflect salary in 2020 and salary plus savings in 2019 and 2018.
(2)	Amounts reflect the grant date fair value of the share-based compensation, computed in accordance with IFRS 2. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See the ‘Executive Compensation Plan Description’ section on page 62 of this information circular for more information.
(3)	Amounts reflect the grant date fair value, computed using the Black-Scholes pricing model and in accordance with IFRS 2.
(4)	All Other Compensation includes savings, health benefits, parking, and memberships. Other compensation values in 2019 and 2018 exclude savings. Other compensation values for 2019 have been adjusted to include the payment related to unused vacation in 2019.
(5)	Mr. Bryksa was promoted to interim President and CEO on May 29, 2018, on September 5, 2018 he was appointed President and CEO.
(6)	Mr. Gritzfeldt was promoted to Chief Operating Officer on June 19, 2018.
(7)	Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $350,000 payment in 2019 and $200,000 payment in 2020 related to his relocation from the US and forgone compensation from his previous employer.
(8)	Mr. Borggard was promoted to Senior Vice President, Corporate Planning and Capital Markets on June 19, 2018.

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Incentive Plan Awards – Value Vested or Earned During the Year

The Stock Option-based award value vested and share-based award value vested during the year reflects all Stock Options, PSUs, and RSUs that vested in 2020 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects the STIP component.

Name	Stock Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Bryksa	—	524,047	523,125
Ken Lamont	—	394,790	417,330
Ryan Gritzfeldt	—	378,410	412,750
Garret Holt	—	16,251	312,015
Brad Borggard	—	338,664	312,015

Note:

(1)	Amounts reflect vested PSUs and RSUs valued at the vest date fair value. Under the PSU Plan and RSBP, while a PSU or RSU is outstanding, an amount accrues in respect of the PSU or RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period. This amount is only paid out in cash and at the time of vest.

Outstanding Share-based Awards and Stock Option-based Awards

The future estimated payouts pursuant to outstanding awards issued under our Stock Option Plan, PSU Plan and RSBP as at December 31, 2020 for each of the NEOs is noted in the table below. Stock Options are valued based on the difference between the five-day volume-weighted average price ending December 31, 2020 of $2.99 and the exercise price of the Stock Options. PSUs are valued based on estimated achievement taking into account actual achievement as of December 31, 2020 and the minimum payout level where future achievement is unknown. PSUs and RSUs are valued at $2.99 per share, calculated as the five-day volume-weighted average price ending December 31, 2020.

	Stock Option-based awards				Share-based awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price ($)	Stock Option expiration date	Value of unexercised in-the-money Stock Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(1)(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(2)(3) ($)
Craig Bryksa	555,555	1.09	Mar 31, 2027	1,055,555	1,260,771	3,335,844	411,889
	187,969	3.97	Mar 11, 2026	—
	74,258	9.66	Jul 2, 2025	—
	131,250	10.06	Jan 8, 2025	—
Ken Lamont	266,666	1.09	Mar 31, 2027	506,665	619,039	1,645,186	314,091
	93,984	3.97	Mar 11, 2026	—
	182,500	10.06	Jan 8, 2025	—
Ryan Gritzfeldt	255,555	1.09	Mar 31, 2027	485,555	592,901	1,575,380	304,456
	90,225	3.97	Mar 11, 2026	—
	162,500	10.06	Jan 8, 2025	—
Garret Holt	194,444	1.09	Mar 31, 2027	369,444	396,167	1,027,420	—
	42,233	5.66	Sep 30, 2026	—
Brad Borggard	233,333	1.09	Mar 31, 2027	443,333	542,608	1,442,393	268,912
	82,706	3.97	Mar 11, 2026	—
	156,250	10.06	Jan 8, 2025	—

Notes:

(1)	Amounts reflect outstanding PSUs and RSUs valued using the five-day volume-weighted average price ending December 31, 2020 at $2.99 per share. Dividend equivalent amounts accrued to December 31, 2020 are also included.
(2)	Amounts reflect vested PSUs not yet paid out valued using the five-day volume-weighted average share price proceeding the vest date of December 31, 2020 of $3.36 per share plus dividends accrued over the period and 1.15 achievement.

(3)	PSUs are valued based on estimated achievement taking into account actual achievement as of December 31, 2020 and the minimum payout level where future achievement is unknown. This methodology is consistent with disclosure requirements and does not reflect IFRS2.

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Burn Rate

The Board is committed to actively managing its burn rate and subsequent dilution. The following table shows the trend in our burn rate over the past three years. Burn rate is measured as the number of securities granted under the arrangement during the applicable fiscal year as a percentage of the weighted average number of securities outstanding for the applicable fiscal year.

	2018	2019	2020
RSUs Granted	5,219,156	4,482,755	4,614,158
Burn rate - RSBP	1.0%	0.9%	0.9%

	2018	2019	2020
Stock Options Granted	3,158,490	1,221,025	3,345,412
Burn rate - Stock Options	0.6%	0.2%	0.6%

Executive Ownership Requirements

The Board believes that aligning the interests of our directors and executive officers with the interests of shareholders promotes sound corporate governance, and demonstrates a commitment to the long-term success of Crescent Point. Our President and CEO is required to own at least three times his annual salary in common shares and RSUs, and has five years to achieve the required level of ownership. All other officers are required to own two times their annual salary in common shares and RSUs. Our officers have five years from the later of their respective appointments, or five years from the effective date of the ownership requirement, to achieve the required level of ownership. Where an individual is promoted, he or she will be afforded an additional three years from the effective date of the promotion to reach the new Minimum Share Ownership Guidelines. Where the policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline. For the purpose of determining share ownership, RSUs are valued at the greater of grant date value or current market value, and common shares are valued at current market value. PSUs and Stock Options are not included in this calculation. Our President and CEO and all other NEOs meet or exceed their ownership requirements.

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The following table outlines the share ownership of our NEOs on March 16, 2021.

Name	Common Shares (#)	RSUs (#)	Total Common Shares and RSUs(1)(2) ($)	Ownership Requirement (Multiple of Salary)		Current Multiple of Salary (including Common Shares and RSUs)		Meets Ownership Requirement(3)
Craig Bryksa President and Chief Executive Officer	255,715	572,999	4,572,055	3	x	9.14	x	Yes
Ken Lamont Chief Financial Officer	254,348	275,357	2,912,574	2	x	7.28	x	Yes
Ryan Gritzfeldt Chief Operating Officer	225,651	263,613	2,689,930	2	x	6.9	x	Yes
Garret Holt Senior Vice President, Corporate Development	5,434	190,802	1,068,070	2	x	2.97	x	Yes
Brad Borggard Senior Vice President, Corporate Planning and Capital Markets	124,548	241,002	2,016,219	2	x	5.38	x	Yes

Notes:

(1)	Valued at the March 16, 2021 market value of $5.43 per share.
(2)	The value of RSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value.

Compensation Risk Management

Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk-taking as described below:

Formal review and decision-making process: We follow a consistent annual compensation review process that includes regular and, where required or beneficial, ad-hoc HRCC meetings as required. All elements of executive compensation are reviewed by the HRCC and approved by the Board.

Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.

Independent advice: We use external advisors, including compensation consultants and other experts, as required.

Focus on long-term performance: The proportion and nature of our share-based compensation incents our team to create long-term shareholder value. Annual awards of equity with overlapping vesting periods ensure that management has exposure to the long-term risks of their decisions.

Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.

Clawback policy: Crescent Point is able to recover compensation in certain circumstances, including but not limited to, where fraud, willful misconduct, or breach of fiduciary duty have occurred.

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Discretion: The Board retains the ability to amend the compensation plan and/or to adjust awards to ensure alignment with individual and corporate performance, shareholder experience, and the level of risk taken to achieve results.

Business strategy: ‘Manage Risk’ is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business, including compensation.

Financial oversight: We encourage our committee Chairs to have joint committee membership on the Audit and HRCC to ensure that, in assessing compensation, the members of the HRCC have an in-depth understanding of the risks associated with our business.

The HRCC and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans, or conditions that are reasonably likely to have a material adverse effect on our business.

Clawback Policy

Our Clawback Policy is designed to encourage long-term sustainable performance and discourage our employees and directors from taking unnecessary or inappropriate risks or engage in behaviour that would adversely affect Crescent Point or its business. The following table summarizes the behaviours that trigger the policy and available remedies in the event the policy is triggered.

Trigger for Clawback	Applicable Compensation	Applicable Population

Compensation subject to recovery under any law, government regulation, order or stock exchange listing requirement(1)	Any deductions and clawback (recovery) as may be required to be made pursuant to law, government regulation, order, stock exchange listing requirement or any policy of Crescent Point adopted pursuant thereto	All employees and directors

Board determines, acting reasonably, that an employee or director has engaged in conduct that is sufficiently detrimental(2) to Crescent Point (either during or after his or her employment with, or service to, Crescent Point)	Board may terminate any incentive compensation payable to the employee or director that has not yet vested or that has not yet been paid. This compensation includes salary, bonuses, PSUs, RSUs and Stock Option grants	All employees and directors

Notes:

(1)	The types of behavior caught by this provision include, but are not limited to, misconduct by an executive that contributes to Crescent Point having to restate all or a significant portion of its financial statements or the disclosure of material inaccurate financial information.
(2)	Detrimental conduct includes, but is not limited to: participating in transactions involving the company and its clients which were underway, contemplated or under consideration at the time of termination; solicitation of clients or employees; disclosing confidential information; making inappropriate or defamatory comments about Crescent Point; or breaching any material provisions of Crescent Point’s internal policies, including its Code. Other types of behavior that could reasonably be expected to be considered “sufficiently detrimental” include fraud, willful misconduct and breach of fiduciary duty.

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TERMINATION AND CHANGE OF CONTROL BENEFIT

Employment Agreements

Crescent Point has entered into executive employment agreements with all officers. This is aligned with corporate governance best practice. The tables below summarize the circumstances that trigger payments and benefits to each NEO.

Termination Type	Salary	Benefits	STIP	Share-based Awards(1)
Resignation	None	None	None	● Unvested or unpaid awards are immediately forfeited on the termination date

Death	None	None	● Prorated STIP payment to date of death; and ● Cash payment equal to the average of the last three years STIP payment	● PSUs vest; ● RSUs vest; and ● Stock Options immediately vest and are exercisable for one year following the date of death

Termination without cause or resignation for good reason	● Cash payment equal to annual salary over the severance period ● Severance period is 24 months for the President and CEO, CFO, and COO, and 18 or 21 months for other officers	● 15% of salary over the severance period	● Prorated STIP payment to termination date; and ● Cash payment equal to the average of the last three years STIP payment prorated for the severance period	● PSUs and RSUs continue to vest as if employment continued to end of severance period; and ● Stock Options continue to vest and are exercisable for one year following the date of termination

Double-trigger change of control	● Cash payment equal to annual salary over the severance period	● 15% of salary over the severance period	● Prorated STIP payment to termination date; and ● Cash payment equal to the average of the last three years STIP payment over the severance period	● PSUs, RSUs and Stock Options vest

The NEO employment agreements define a “Change of Control” as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of: (A) more than 50% of our outstanding common shares; or (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (C) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the NEO’s termination of employment. In addition, the agreements define “Good Reason” as, unless consented to in writing by the NEO, any action which at common law constitutes constructive dismissal of the NEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the NEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the NEO’s benefits, salary plans and programs; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the NEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the NEO to the Board or a Board member.

Under the employment agreements, following termination, including due to a Change of Control, a NEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.

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The following table outlines the incremental value NEOs would have been entitled to if a termination of employment or a change of control had occurred on December 31, 2020. The incremental value of share-based compensation included in the table below reflects the value on December 31, 2020 less the value reported in the compensation table.

Termination Reason	Salary $	Benefits $	STIP(1) $	Share-based Compensation(2)(3)(4) $	Total $

Craig Bryksa
Resignation	—	—	—	—	—
Death	—	—	364,355	818,609	1,182,964
Termination without cause or Resignation for good reason	1,000,000	150,000	728,710	424,536	2,303,246
Double-trigger change of control	1,000,000	150,000	728,710	818,609	2,697,319

Ken Lamont
Resignation	—	—	—	—	—
Death	—	—	339,125	349,786	688,911
Termination without cause or Resignation for good reason	800,000	120,000	678,250	197,555	1,795,805
Double-trigger change of control	800,000	120,000	678,250	349,786	1,948,036

Ryan Gritzfeldt
Resignation	—	—	—	—	—
Death	—	—	320,780	337,463	658,243
Termination without cause or Resignation for good reason	780,000	117,000	641,560	191,574	1,730,134
Double-trigger change of control	780,000	117,000	641,560	337,463	1,876,023

Garret Holt
Resignation	—	—	—	—	—
Death	—	—	76,706	474,458	551,164
Termination without cause or Resignation for good reason	540,000	81,000	115,059	195,253	931,312
Double-trigger change of control	540,000	81,000	115,059	474,458	1,210,517

Brad Borggard
Resignation	—	—	—	—	—
Death	—	—	284,200	306,529	590,729
Termination without cause or Resignation for good reason	656,250	98,438	497,350	173,325	1,425,363
Double-trigger change of control	656,250	98,438	497,350	306,529	1,558,567

Notes:

(1)	Prorated STIP amount is not included as it is undetermined.
(2)	For termination without cause or resignation for good reason, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2020, a 1.0 multiplier for unknown achievement, and cash dividends for the period.
(3)	For double-trigger change of control and in the case of death, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2020, and cash dividends for the period.
(4)	Incremental value calculated using the 5-day volume-weighted average price ending December 31, 2020 of $2.99 per share.

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Executive Retirement Vesting Program

The company has a retirement vesting program applicable to executives. Eligible executives must have ten or more years of continuous service on our executive team, provide at least six months’ advance notice of retirement to facilitate a smooth transition of responsibilities, and agree to standard confidentiality, non-competition, and non-solicitation restrictions for one year post-retirement. Final approval for executive eligibility and level of participation is at the sole discretion of the Board.

An eligible executive may request to participate in one of two levels:

	Level 1	Level 2
RSUs	The executive earns incentive awards during the 6-month advance notice period, however, no LTI grants will be granted. All outstanding RSUs will forfeit on retirement date.	The executive participates on an executive advisory committee for a 3-year period post retirement date and earns STIP and LTI during the 6-month notice period. All outstanding RSUs will continue to vest on the normal vesting schedule following the retirement date.
PSUs	All outstanding PSUs will continue to vest on the normal vesting schedule following the retirement date.
Stock Options	Stock Options will continue to vest and remain exercisable for 24 months following the retirement date, after which, all outstanding Stock Options will forfeit.

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OTHER INFORMATION

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table includes information on our RSBP and Stock Option Plan as of December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding Stock Options, warrants and rights (#)		Weighted average exercise price of outstanding Stock Options, warrants and rights ($)		Number of securities remaining available for future issuance under equity compensation plans(1) (#)
Equity compensation plans approved by shareholders	10,645,000	(2)	3.92	(3)	14,388,521
Equity compensation plans not approved by shareholders	n/a		n/a		n/a
Total	10,645,000		n/a		14,388,521

Notes:

(1)	Securities available for issuance are net of outstanding RSUs and Stock Options.
(2)	Assumes that Crescent Point elects to satisfy the payment of the payout amount in respect of all such RSUs through the issuance of common shares. See Appendix C on page 104 for details of the Restricted Share Bonus Plan.
(3)	Reflects the weighted average exercise price of outstanding Stock Options.

Normal Course Issuer Bid

On March 5, 2021, the TSX accepted Crescent Point’s formal notice of intention (the “Notice”) to make a Normal Course Issuer Bid (“NCIB”) to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the company’s public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022.

Purchases of common shares under the NCIB may be made through the facilities of the TSX, the NYSE and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators (“CSA”) and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the company pays for any common shares is the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point will enter into an automatic purchase plan (“Plan”) with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases will be at the discretion of the broker based on parameters established by the company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares may be repurchased in accordance with management’s discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms, or will terminate on the expiry of the NCIB.

As of February 26, 2021, the company had a public float of 529,250,180 common shares and 530,364,516 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 1,049,003 common shares during a trading day, being 25 percent of the average daily trading volume of the company’s common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 4,196,012 common shares), and, in addition, will not acquire per day on the NYSE more than 25 percent of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

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The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management’s discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the company.

A Shareholder may obtain a copy of the company’s notice of intention regarding the NCIB, without charge, on request to the company.

Indebtedness of Directors, Executives and Others

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee, or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

Interest of Informed Persons in Material Transactions

None of Crescent Point’s directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2020 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

Other Matters

Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the company is on SEDAR at www.sedar.com. References to websites and internet addresses in this information circular are for convenience only and all websites mentioned in this information circular are specifically not incorporated by reference into this information circular (including all information available on, or linked from, such websites). We undertake no obligation to update or advise you of changes in internet addresses which are current as of March 16, 2021. Securityholders may contact the company at info@crescentpointenergy.com to request a copy of the company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the company’s comparative annual financial statements and MD&A for the financial year ended December 31, 2020.

We advise you to monitor our news releases for any additional information related to the meeting in light of the ongoing public and government response to COVID-19.

Auditor of the Company

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003.

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Non-GAAP Financial Measures

Throughout this information circular, we use the terms “adjusted funds flow”, “adjusted funds flow from operations”, “free cash flow”, “excess cash flow”, “net debt”, “netback”, “adjusted funds flow netback”, “2P Funds Flow Recycle Ratio”, and “market capitalization”. These terms do not have any standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information including reconciliations to the nearest Generally Accepted Accounting Principles (“GAAP”) financial measure can be found in our Management’s Discussion and Analysis for the year ended December 31, 2020. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at www.crescentpointenergy.com.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow netback is adjusted funds flow from operations on a per boe basis. Transaction costs are excluded as they vary based on the company’s acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the company’s assets and operating areas. We utilize adjusted funds flow from operations as a key measure to assess the ability of our company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. We utilize free cash flow and excess cash flow as key measures to assess the ability of our company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. We utilize net debt as a key measure to assess the liquidity of our company.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as netback less net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Netback and adjusted funds flow netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

2P Funds Flow Recycle Ratio is calculated as 2P finding and development costs divided by adjusted funds flow netback. We monitor this ratio and use this as a key measure of the efficiency of our capital program and profitability of our assets.

Market capitalization is an indication of enterprise value and is calculated by applying a recent share trading price to the number of diluted shares outstanding. Enterprise value is calculated as market capitalization plus net debt. We use enterprise value to assess the valuation of our company.

We believe the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

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Forward-Looking Statements and Reserves Data

Certain statements contained in this information circular constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the US Exchange Act and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). We have tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: decline rate mitigation enhancing free cash flow generation; compensation plans and expectations; corporate governance expectations; the director nomination process; 2021 ESG plans and commitments; risk management approach; bringing energy to the world, and developing our resources, the right way; enhanced commitment to support gender diversity and inclusion within the organization and the success and benefits thereof; succession planning and training; supply chain expectations; 2025 GHG emissions targets and progress thereon; enhanced 2025 emissions targets; 2025 emission intensity; commitment to biodiversity, land and wildlife in our operating areas; the benefits of and state of remediated lands; water use; reduced asset risk; hedging strategy; benefits of the COVID-19 response; the Corporation’s secure financial position following 2020; executive compensation design, plan and benefits thereof; executive compensation philosophy and benefits thereof; annual shareholder dialogue; benefits and expectations of the acquisition of the Kaybob Duvernay assets and the Kaybob Duvernay area; a defensive and disciplined capital program for 2021 that is fully funded at approximately US$40/bbl WTI and is expected to generate significant excess cash flow at higher commodity prices; that the Corporation will remain disciplined in its capital allocation with a targeted reinvestment rate below 75%, allowing for significant free cash flow generation and enhanced shareholder returns as commodity prices improve; potential acquisition and disposition opportunities to further optimize the Corporation’s asset portfolio and enhance its balance sheet and sustainability; future estimated payouts; compensation scorecards; the normal course issuer bid; expected commodity prices; compensation risk management and components and termination payments.

Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.

F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.

FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions. FD&A can include or exclude changes of future development costs. In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency.

Net asset value (“NAV”) is a snapshot in time as at year-end, and is based on the company’s reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates.

Recycle ratio is calculated as operating netback divided by F&D or FD&A costs. We use recycle ratio for our own performance measurements and to provide shareholders with measures to compare our performance over time.

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All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2020 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2020, under the headings “Risk Factors” and “Forward-Looking Information” and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2020, under the headings “Capital Expenditures”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risk Factors”, “Changes in Accounting Policies” and “Guidance”. Additionally, our GHG reduction targets reflect a percentage reduction from 2017 levels. The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point’s reports on file with Canadian and US securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

This information circular contains oil and gas metrics. Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics when comparing against other issuers.

For the years ended December 31, 2020 and 2019 we filed our reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company’s Annual Information Forms filed on SEDAR.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

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APPENDIX A

Board of Directors Mandate

General

The fundamental responsibility of the board of directors (the “Board”) of Crescent Point Energy Corp. (the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Responsibilities

1.	Executive Team

(a)	Appoint the President and Chief Executive Officer (“CEO”) and senior officers.

(b)	Provide input in, and approve, the annual evaluation of the performance of the CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the Human Resources and Compensation Committee (the “HRCC”).

(c)	Provide input in, and approve the CEO and senior officers’ remuneration (including salary and short-and-long-term cash and share-based incentive awards) taking into consideration the recommendations of the HRCC.

(d)	Provide input in, and approve the annual goals and objectives of the CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the HRCC.

(e)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

(f)	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

(g)	Establish limits of authority delegated to management.

2.	Operational Effectiveness and Financial Reporting

(a)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

(b)	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

(c)	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

(d)	Ensure that an adequate system of internal control exists.

(e)	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

(f)	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

(g)	Approve annual operating and capital budgets.

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(h)	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

(i)	Review operating and financial performance results relative to established strategy, budgets and objectives.

(j)	Oversee, in coordination with the Environment, Safety and Sustainability Committee, the Corporation’s processes, procedures and practices relating to Environmental, Social and Governance matters.

3.	Integrity/Corporate Conduct

(a)	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

(b)	Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

4.	Board Process/Effectiveness

(a)	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

(b)	Engage in the process of determining Board member qualifications, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended or replaced from time to time).

(c)	Approve the nomination of directors.

(d)	Provide a comprehensive orientation to each new director.

(e)	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

(f)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

(g)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

(h)	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

(i)	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

(j)	Independent directors shall meet regularly without non-independent directors and management participation.

(k)	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws and the agreements governing applicable policies and practices and other statutory and regulatory obligations of the Corporation.

Review of Mandate

The Board of Directors shall review the adequacy of this mandate annually or otherwise as it deems appropriate (so long as such review is conducted at least on an annual basis). Such review shall include the evaluation of the performance of the Board in light of this mandate.

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APPENDIX B

Deferred Share Unit Plan

Purpose

The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.

Participation

Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the “DSU Participants”), may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.

Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual’s bonus entitlement or profit share for the year.

DSU Accounts

Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the one-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the “Dividend Rate”) and, within ten business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant’s account.

Payment

A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant’s account on the date the DSU Participant ceased to be an employee or director multiplied by the 5-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).

US Tax Matters

On March 10, 2015, the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409A of the US Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents.

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APPENDIX C

Restricted Share Bonus Plan

Purpose

The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company’s continued success.

Participation

Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the “Participants”) may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 44,400,000 common shares (being approximately 8.4% of the company’s issued and outstanding common shares as of March 16, 2021) pursuant to the redemption of restricted shares granted under the RSBP. As of March 16, 2021, 14,708,126 common shares (or approximately 2.8% of the company’s then issued and outstanding common shares) remained available for issuance under the RSBP.

Value and Payout

The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. See the ‘Long-term Incentives’ and ‘Share-based Compensation’ sections on pages 75 and 33 of this information circular for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point’s compensation plan.

The Board determines the vest schedule for each restricted share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the five-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts, net of required withholding taxes, in respect of the restricted shares (the “Payout Amount”). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares. The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1, 2019, all Participants will only be paid Dividend Amounts upon vest of restricted shares.

5% Cross-Limit

No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, Stock Options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares.

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Non-assignability, Insider Limits, and Other Limitations

RSUs granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant’s beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider’s associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.

Vesting and Termination of Rights

In the event of a “change of control” of Crescent Point, as defined in the RSBP, for restricted shares granted prior to March 4, 2020 the vesting provisions attaching to the restricted shares will be accelerated and all unexercised restricted shares will become available for redemption as follows: (a) in the event of any change of control other than by way of a take-over bid, restricted shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the restricted shares, if earlier (the “Exercise Period”) and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, restricted shares will be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date of the restricted shares (the “Take-over Exercise Period”) and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

Additionally, for restricted shares granted on or after March 4, 2020, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each RSU grant; or (ii) the successor does assume the obligations, but terminates the designated employee without cause or the designated employee resigns for “good reason”, the outstanding RSUs granted to such employee shall immediately vest and pay out based on a combination of actual achievement and deemed achievement.

The Board retains discretion in the event of a change of control, in advance of the effective date of the change, to elect to accelerate the vest dates for any outstanding RSU grants.

In the event a Participant’s employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate.

Unless the directors’ resolution passed at the time of grant provides otherwise, and subject to the application of the retirement vesting program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

A Participant on leave, as defined in the RSBP, shall have his or her outstanding restricted shares treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Upon the death of a Participant, his or her unvested restricted shares will immediately vest, and together with any other vested restricted shares will remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of such exercise period.

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Amendments

Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension, or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP; (b) to extend the expiry date of restricted shares for the benefit of an insider; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issued to non-employee directors under the company’s share compensation arrangements above 0.25% of Crescent Point’s issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.

The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share.

Other Provisions

If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.

Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

The terms of restricted shares that were or are in the future granted, subject to the terms of the retirement vesting program, are effectively amended as necessary to allow the provision of the retirement vesting program to be given effect. See the ‘Executive Retirement Vesting Program’ and ‘Director Retirement Vesting Program’ for more information on pages 95 and 33 respectively.

Amendments Adopted in 2020

In March 2020, the Board approved an amendment to the RSBP to provide a double-trigger upon a change of control for grants of restricted share awards, in alignment with the company’s other incentive plans, which amendment is reflected in this summary.

At the annual meeting of shareholders on May 14, 2020, shareholders approved the increase in the number of common shares available for the redemption of restricted shares granted under the RSBP by 6.9 million for a total of 44.4 million common shares.

In July, 2020, the Board approved amendments to the RSBP to align the leave provisions of the RSBP with the Corporation’s Compensation During Approved Leave Policy and to permit the vesting of restricted share awards upon a participant’s death, rather than the awards becoming null and void.

Amendments for which shareholder approval was not sought were within the authority of the Board to approve without shareholder approval under the terms of the RSBP and were not required to be submitted to shareholders for approval by the TSX.

A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX D

Stock Option Plan

Purpose

The purpose of the Stock Option Plan is to enable the company’s Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options (“Options”) to acquire common shares.

Plan Maximum

Under the current terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed ten million common shares. The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any one-year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share-based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10% of the issued and outstanding common shares from time to time.

Insider Limitations

The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Stock Option Plan and any other share-based compensation arrangement within a one-year period is 5% of the aggregate issued and outstanding common shares.

Non-executive directors are not allowed to participate in the Plan.

5% Cross-Limit

The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share-based compensation arrangement, would exceed 5% of the aggregate issued and outstanding common shares.

Exercise Provisions and Non-assignability

Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board.

The exercise price for any Option granted to a US optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan. If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a US optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant.

Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered. Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment. Options may be exercised in whole or in part. In order for Crescent Point to comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point. No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options. Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death.

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Option Vesting and Term

The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant.

Black-Out Periods

Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the company is lifted, terminated or removed.

Termination of Rights

The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation. In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date (if earlier) for such vested Options to exercise any vested Options (if earlier).

In the event that an optionholder retires or is unable to fulfill his or her obligations under his or her employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for twenty-four months following the retirement or disability date, and the optionholder shall have twenty-four months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding.

An optionholder on any “leave”, as defined in the company’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave. While on leave, outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever.

In the event of the death of an optionholder, all granted and unvested Options shall immediately vest and the optionholder shall have a period of one year from the date of death of the optionholder or until the expiry date (if earlier) for such options to exercise any Options.

The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options.

Change of Control, Sale, or Takeover Bid

A change of control occurs if (i) the company enters into an agreement resulting in a person or persons acquiring more than 50% of the combined rights of the company’s then outstanding common shares; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company’s affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested. Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within 24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company.

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Adjustments

Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied.

In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares.

In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.

Amendments

The Option Plan may be amended, suspended, or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof. Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment.

The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation: (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options; (ii) changes to the terms or conditions of vesting applicable to any Option; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option; (iv) amending the adjustment provisions of the Plan; (v) making amendments of a housekeeping nature or that are necessary to comply with applicable laws or regulatory requirements; (vi) altering the mechanics of the exercise of the Options; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX.

Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments: (i) to increase the number of Common Shares issuable under the Plan; (ii) to increase or remove the insider participation limits set out in the Plan; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan; (iv) to extend the expiry date of any Options; (v) to reduce the exercise price of any Options or otherwise effectively re-price any Options; (vi) to the amending provisions under the Plan; (vii) to extend the Plan’s maximum Option term beyond seven years; (viii) to allow non-executive directors to participate in the Plan; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX.

In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

At the annual meeting of the company’s shareholders on May 14, 2020, shareholders approved the reduction in the aggregate number of common shares reserved for issuance under the Stock Option Plan by three million, for a total of ten million common shares available for issuance pursuant to the Stock Option Plan.

As at March 16, 2021, there were 5,935,667 Options issued and there are 9,997,944 common shares reserved for issuance under the Stock Option Plan, representing approximately 1.9% of the total number of outstanding common shares as at such date.

A copy of the present form of the Stock Option Plan is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX E

Performance Share Unit Plan

Purpose

The PSU Plan is designed to (a) promote further alignment of interests between designated employees (“Designated Employees”) and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and (c) provide a retention incentive to Designated Employees over the medium term.

General

Awards under the plan, which are approved by the Board based on recommendations from the HRCC, are notional share-based awards, so the plan is non-dilutive.

The ultimate value of PSU awards depends on the company’s three-year total shareholder return (“TSR”) performance relative to our performance peer group, the company’s achievement of company performance standards and our share price at the end of the vesting period.

Performance Period

The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31st following the grant.

Performance Factors

Under the plan, PSUs vest best on the relative achievement of: (i) the company’s total shareholder return against the total shareholder return of a peer group; and (ii) the company’s achievement of company performance standards. The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0-2 times) associated with each performance standard. In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the HRCC or Board to take into account changes in WTI over the applicable performance.

Vesting

PSUs cliff vest at the end of the three-year performance period. PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period. The number of PSUs that vest at the end of a given performance period will depend on the company’s achievement of its performance factors during such period, as described in more detail above.

Payment of PSUs

Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee’s vested PSUs relating to the performance period.

So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume-weighted average trading price of the shares on the TSX (NYSE for our US employees) for the five Business Days immediately following the end of such performance period.

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Termination

Unless otherwise determined by the HRCC, Designated Employees who are (i) terminated for cause, or (ii) who voluntary terminate their employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs.

In the event of an involuntary termination, other than for cause, or a resignation for “good reason”, in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, to which he or she would have been entitled for outstanding PSUs that he or she would have been entitled to had he or she continued in employment until the severance date, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee’s death.

The PSU Plan contains a double-trigger in the event of a change of control. As a result, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each grant; or (ii) the success or does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for “good reason”, the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement and deemed achievement. Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing.

In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during and to the end of the performance period in which the retirement or disability occurred, such payment to be made in the calendar year following the end of the applicable performance period.

Each Designated Employee who has a leave during a performance period shall have his or her PSUs that are outstanding during the leave treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Assignment and Amendment

The interests of Designated Employees under the PSU Plan are not assignable. The PSU Plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

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APPENDIX F

PSU Peer Group

The following table outlines our 2020 PSU peer group comprised of 44 Canadian and US exploration and production companies or integrated oil and gas companies:

Canadian Peers	US Peers
ARC Resources Ltd.	Apache Corporation
Baytex Energy Corp.	California Resources Corporation
Birchcliff Energy Ltd.	Callon Petroleum Company
Cenovus Energy Inc.	Chesapeake Energy Corporation
Enerplus Corporation	Cimarex Energy Co.
Gran Tierra Energy Inc.	Concho Resources Inc.
Husky Energy Inc.	Continental Resources, Inc.
Kelt Exploration Ltd.	Denbury Resources Inc.
MEG Energy Corp.	Devon Energy Corporation
NuVista Energy Ltd.	Diamondback Energy, Inc.
Paramount Resources Ltd.	Hess Corporation
Parex Resources Inc.	Laredo Petroleum, Inc.
Peyto Exploration & Development Corp.	Magnolia Oil & Gas Corporation
Seven Generations Energy Ltd.	Marathon Oil Corporation
TORC Oil & Gas Ltd.	Matador Resources Company
Tourmaline Oil Corp.	Murphy Oil Corporation
Vermilion Energy Inc.	Noble Energy, Inc.
Whitecap Resources Inc.	Oasis Petroleum Inc.
Ovintiv Inc.
PDC Energy, Inc.
Parsley Energy, Inc.
SM Energy Company
Talos Energy Inc.
W&T Offshore, Inc.
Whiting Petroleum Corporation
WPX Energy, Inc.

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Any questions and requests for assistance may be directed to the Strategic Shareholder Services Advisor and Proxy Solicitation Agent:

KINGSDALE Advisors

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130 King Street West, Suite 2950, PO Box 361
Toronto Ontario, Canada M5X 1E2

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Email: contactus@kingsdaleadvisors.com

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Your vote is important!

Please read the enclosed information circular about the business of the meeting and to learn more about our company.

DUE TO THE ONGOING COVID-19 PANDEMIC THE ANNUAL MEETING WILL BE HELD ENTIRELY ONLINE.

Annual Meeting of Shareholders

May 20, 2021

Online at: https://web.lumiagm.com/478426363

10:00 a.m. MT

Crescent Point

Head Office

Suite 2000, 585 8 Avenue S.W.
Calgary, AB Canada T2P 1G1

Telephone 403.693.0020
Fax 403.693.0070
Toll Free 888.693.0020

www.crescentpointenergy.com